
13001539


MSA
The Safety Company

Annual Report 2012

2012

BOMBERO

OUR MISSION

That men and women may work in safety and that they, their families and their communities may live in health throughout the world.

Our Vision

To be the world's leading provider of safety solutions that protect workers when life is on the line. We pursue this vision with an unsurpassed commitment to integrity, customer service and product innovation that creates exceptional value for all MSA stakeholders.

Business of MSA

MSA is in the business of developing, manufacturing and selling innovative products that enhance the safety and health of workers and protect facility infrastructures throughout the world. Critical to MSA's mission is a clear understanding of customer processes and safety needs. MSA dedicates significant resources to research which allows the company to develop a keen understanding of customer safety requirements for a diverse range of markets, including the fire service, construction, public utilities, mining, the oil, gas and petrochemical industry, HVAC, hazardous materials remediation, military, and retail. MSA's principal products, each designed to serve the needs of these target markets, include respiratory protective equipment, portable gas detection instruments and sensors, fixed gas and flame detection systems, fall and head protection products, as well as products for eye, face and hearing protection, and thermal imaging cameras.

MSA was founded in 1914 by John T. Ryan and George H. Deike, two mining engineers who had firsthand knowledge of the terrible human loss that was occurring in underground coal mines at that time. Their knowledge of the mining industry provided the foundation for the development of safety equipment to better protect underground miners. While the range of markets served by MSA has expanded greatly over the years, the founding philosophy of understanding customer safety needs and designing innovative safety equipment solutions that addresses those needs remains unchanged.

MSA is headquartered in Cranberry Township, Pennsylvania, with operations employing 5,300 associates throughout the world. A publicly held company, MSA's stock is traded on the New York Stock Exchange under the symbol MSA.

About the Cover

A key element of MSA's Corporate Strategy focuses on investing and growing the "Core of MSA" – in other words, concentrating on and investing in the "Core Products" of MSA that provide a distinct and sustainable competitive advantage. Shown on the cover are our five Core Product groups: Portable Gas Detection Instruments and Sensors; Industrial Head Protection; Fixed Gas and Flame Detection Systems; Supplied-Air Respirators; and Fall Protection. In essence, these Core Products represent a set of products, capabilities, channels and geographies that drive growth at MSA, provide economic value for our company and shareholders, and best leverage our expertise to keep customers safe. Accordingly, they receive the highest levels of investment and resources at MSA, because they promise the greatest return for all.



FINANCIAL HIGHLIGHTS

With a 30 percent year-over-year improvement in profitability, 2012 marked the most profitable year in MSA's history.

	2010	2011	2012
FOR THE YEAR *(thousands, except per share)*			
Net sales	$ 976,631	$ 1,173,227	$1,168,904
Net income	$ 38,104	$ 69,852	$ 90,637
Basic earnings per common share	$ 1.06	$ 1.91	$ 2.45
AT YEAR END *(thousands)*			
Total assets	$1,197,188	$ 1,115,052	$1,111,746
Working capital	$ 295,648	$ 287,079	$ 274,748
Shareholders' equity	$ 451,368	$ 433,666	$ 462,955
Common shares outstanding	36,520	36,693	$ 37,008

ANNUAL SALES
BY CORE PRODUCT GROUP



19%
11%
19%
12%
4%
35%
Supplied-Air Respirators
Industrial Head Protection
Fixed Gas & Flame Detection
Portable Gas Detection
Fall Protection
Other Products

ANNUAL SALES
BY REGION



5%
40%
20%
11%
10%
7%
7%
United States
Western Europe
Asia & Pacific Rim
South America
Africa
Mexico & Canada
Emerging Europe

SALES



$977
$1,173
$1,169
2010
2011
2012

NET INCOME



$38.1
$69.9
$90.6
2010
2011
2012



William M. Lambert
President and Chief Executive Officer

TO OUR SHAREHOLDERS, CUSTOMERS, CHANNEL PARTNERS, AND ASSOCIATES:

I am pleased to report that MSA delivered record net income of $91 million, or $2.45 per share, in 2012 as we successfully executed our long-term growth strategy to drive the company's profit and enhance shareholder value.

Our growth strategy is built around three key pillars:
• Focus on the ***Core Safety Products*** that are the strength of MSA;
• Penetrate ***Emerging Markets*** where demand is growing; and
• Achieve ***Operational Excellence*** to enhance performance, productivity and customer satisfaction.

Overall, 2012 was a year in which we gained solid traction from our strategy, as sales of MSA's Core Products increased year-over-year by 10 percent, and now account for two thirds of MSA's total sales. Sales across these same Core Product groups in Emerging Markets grew by 21 percent for the year, with particularly strong performance in Latin America.

For the year, MSA reported sales of $1.2 billion. Excluding the impact of currency translation and the divestiture of our ballistic vest and North American ballistic helmet businesses, our sales grew seven percent in 2012 despite a challenging global economic environment.

Importantly we delivered record net income that grew 30 percent from the prior year, making 2012 far and away the most profitable year in MSA's history.

Growing the Core

As *The Safety Company*, MSA is building a strong foundation for future growth by focusing on and investing in the "Core of MSA" – in other words the "Core Products" that provide a distinct and sustainable competitive advantage. These product groups include Portable Gas Detection instruments and sensors; Industrial Head Protection products; Fixed Gas and Flame Detection (FGFD) systems; Supplied-Air Respirators; and Fall Protection products. In essence, these Core Products represent a set of capabilities, channels and geographies that drive growth at MSA, provide economic value for our company and shareholders, and best leverage our expertise to keep customers safe. Accordingly, they receive the highest levels of investment and resources at MSA, because they promise the greatest return for all.

Across these lines, the MSA brand stands for four things: superior quality, superior reliability, superior durability, and an exceptional customer experience. It's no accident MSA is a leader in safety products and technology – it's what we do best.

WE DELIVERED RECORD NET INCOME THAT GREW 30 PERCENT FROM THE PRIOR YEAR, MAKING 2012 FAR AND AWAY THE MOST PROFITABLE YEAR IN MSA'S HISTORY.

Leading-edge products like the Gassonic® Observer, which actually "listens" for gas leaks as opposed to "sniffing" for them, helped MSA achieve 11 percent local currency sales growth in its global Fixed Gas and Flame Detection business in 2012.



With a keen eye on the future, MSA is focusing our investment behind these proven product areas, with an emphasis on driving innovation that meets the needs – and expectations – of our customers globally.

To sharpen this focus on our core portfolio, MSA exited product lines that did not fit with our strategic plan. These included the divestitures of our ballistic vest and North American ballistic helmet businesses in 2011 and 2012, respectively.

As another aspect of this "value realization" process, MSA and its shareholders continued to benefit in 2012 from strategic acquisitions focused on enhancing our core portfolio.

A great example is our acquisition of General Monitors (GM) in 2010, which significantly strengthened and expanded our growing Fixed Gas and Flame Detection business. Overall, stronger sales of General Monitors' branded products helped MSA realize a solid 11 percent increase in local currency sales for our global FGFD portfolio in 2012. We are driving this growth by leveraging the breadth of MSA's global channels of distribution, establishing new distribution channels and capitalizing on opportunities in the energy market as the oil, gas and petrochemical industries returned solidly to a growth trajectory.

Growing in Emerging Markets

The second pillar of our long-term strategy is to drive MSA's growth and penetration in Emerging Markets, especially in highly populated regions with growing economies such as Asia, Mexico and Latin America. Our goal is simple and straightforward: to be well-positioned in Emerging Markets with Core Products that meet the growing demand for safety products and drive growth at MSA for years to come.

Reflecting the momentum of this focus, MSA's 2012 sales to Emerging Markets grew by 13 percent in real terms, highlighted by the previously mentioned 21 percent increase in Core Product sales to these same markets.

While I see these results as encouraging, I also believe we have only scratched the surface of our growth potential in Emerging Markets. At a high level, we've seen sales and profitability expand in many regions, not always in a straight line, but nonetheless demonstrating continued success in just a few years. For example, our business in Southeast Asia has delivered a 19 percent compound annual growth rate over the last four years, while Latin America and China have delivered 28 percent and 11 percent growth rates, respectively, over the same period as well.



In 2012 MSA established an Engineering Center of Excellence in São Paulo, Brazil, focused on the development of innovative products to primarily meet the needs of customers in Latin and South America.

In addition, we have expanded our manufacturing operations and added depth to our engineering resources in places like Brazil and China. Also in Brazil, we recently initiated "Projeto Real," a multi-year investment and growth strategy that aims to double our sales and operating income in the world's fifth most populated country.

And in Russia and the former CIS countries, we are focused on becoming a major player in protecting the safety of workers in the region's expanding oil and gas production industry. Overall, we're taking these actions to ensure our global growth strategy in Emerging Markets is fully aligned with our long-range goal to drive the profitable growth of MSA and enhance shareholder value.

Operational Excellence

Our third key strategic pillar is Operational Excellence, which I see as the foundation for sustainable growth and success. Accordingly, this continues to be a major focus of ours and one that is having a clear and positive impact on our results. As an example, we are implementing strategy-driven actions like consolidating our global spend, streamlining logistics and leveraging our IT resources to be more efficient. You can read about these and other 2012 highlights in the Year-in-Review section that begins on page 6.

In particular, the operational effectiveness of our European business is a keen area of focus for us. Historically, MSA Europe has functioned as a relatively independent network of affiliated companies. Years ago, this structure served MSA well. However, today's environment demands that we manage Europe functionally, not geographically, to take full advantage of the trade benefits associated with the European Union. This must then be enabled by a common, integrated IT platform to improve transparency of information and service to our customers.

To address this need, in 2012, we launched *Europe 2.0* – a multi-faceted initiative highlighted by, among other things, the adoption of standardized pan-European business processes, enabled by the deployment of a new common IT platform and the consolidation of distribution facilities from 10 sites to just two. When completed, *Europe 2.0* will create a truly Pan-European organization that is better connected, more agile and cost efficient, and more structurally and functionally aligned – all in an effort to improve our responsiveness to customer needs.

These efforts are already bearing fruit. In 2012, we saw improvement in the profitability of our European operations, despite the challenging economic conditions that continue throughout the region. We still have a long way to go, and we are accelerating our efforts. However, through these and other changes, I believe MSA is well positioned to grow in Europe and in a better position to react to any economic hurdles that lay ahead.

Overall, as we continue to look for ways to strengthen our global operations, we do so with the full understanding that customers expect and deserve the highest quality products, delivered on time, and procured at the lowest possible cost. At the same time, we know shareholders expect improved profitability and good cash flow. Taking into consideration the progress we made in 2012 in the operations area, I believe we are making solid progress on each of these fronts. Further, we are on track to achieve our goal of a 15 percent operating margin by 2015, after delivering 12 percent in 2012.

Enhancing Shareholder Value

Of course, the ultimate goal of our long-term growth strategy – which we first embarked upon in 2009 – is to enhance shareholder value. I am pleased to report that MSA is doing that. The company has delivered a total shareholder return (TSR) of 107 percent over the last four years compared with a TSR of 72 percent for the S&P 500 Index. In 2012, our TSR was 34 percent and outperformed 83 percent of the 23 industrial companies in our selected peer group.

At the end of 2012, MSA's common stock closed at $42.71, up nearly 30 percent from $33.12 at the end of 2011.

Finally, the company's record profitability – driven in large part by our "Core Product" focus and our commitment to achieving Operational Excellence – helped MSA achieve a record net cash flow of $138 million in 2012. This enabled us to pay down debt while returning $51 million to shareholders via our common quarterly dividend – as well as a special year-end dividend – that reached its highest level ever.

In summary, MSA continues to successfully execute a long-term growth strategy that is driving stronger operating margins and operating income by focusing on our core portfolio and expanding our presence in Emerging Markets, all of which is supported by our commitment to Operational Excellence in everything we do.

I believe the MSA brand is one of the most trusted brands in the industry. We are meeting the changing needs of our customers by manufacturing safety products and developing technology second to none, and we're doing it more efficiently.

As we have demonstrated for decades, MSA is the leader in safety. In a world that is ever-changing, the need for safety remains constant and MSA is well positioned to meet that need in key developed markets like North America and Europe, and in emerging economies where industrial growth is expected to fuel demand.

In closing, I want to thank our shareholders for your investment in MSA and our distributors and customers around the world for your continued trust and loyalty to our company.

I also want to thank our 5,300 associates, our company's greatest asset, as well as our Board of Directors and our Executive Leadership Team, for their outstanding efforts in making 2012 a most successful year.

With our great brand, great products, a great team and our proven long-term strategy, I am confident MSA's best years are still to come.

Sincerely,



William M. Lambert
President and Chief Executive Officer

2012 YEAR IN REVIEW

AN AT-A-GLANCE RECORD OF A RECORD YEAR

With a firm focus on executing its Corporate Strategy, MSA achieved one of its most successful years in its nearly 100-year history, with record earnings and near record revenues. This success is a testament to the confidence MSA customers – throughout the world – continue to place in MSA products and services that help keep them safe and secure on the job.

Financial results don't tell the whole MSA story for 2012. It was a year in which the company, among other achievements, unveiled more than 80 innovative new products, celebrated key milestones, established a Latin American Engineering Center of Excellence, and shared its financial success with shareholders in the form of MSA's highest dividend payout ever.

Provided on the pages that follow is a chronological look back at the events and accomplishments that shaped the year for MSA!

JANUARY

New Website

MSA went live with its newly rebranded Website – *MSASafety.com* – to better reflect the company and its mission, as well as add key information upgrades and improvements to better serve customers 24/7. Visit the site, and you'll readily see why it's the place "where safety clicks."



Consolidating Logistics Services


KUEHNE+NAGEL

As part of our strategic focus on operational excellence, MSA consolidated its air/ocean cargo shipping needs by leveraging its relationship with third-party logistics provider Kuehne + Nagel – a move that is delivering ongoing savings and improving product delivery to customers.



V-Gard® Accessories Hit Europe

MSA successfully launched its V-Gard Accessory System in Europe, giving customers the ability to custom-select fully integrated frames, visors and chin protectors that offer the same high standard of protection as our industry-leading V-Gard Hard Hat. These same accessory products, which are helping drive preference for the V-Gard brand, were launched in several other geographies throughout the year.

Listen Closely: Ultrasonic™ Ex-5 Detector at Work

In early 2012, the UltraSonic Ex-5 Gas Leak Detector was launched in Europe, increasing the availability of this remarkably innovative device. Unlike conventional detection systems, the UltraSonic Ex-5 actually responds to the high frequency sound of a pressurized gas leak, as opposed to detecting gas in the air. The advantage of this technology? A faster and potentially life-saving warning in applications where such technology is suited.



FEBRUARY

SUPREMATouch® Launched in China

Expanding the reach of yet another Core MSA Product, the SUPREMATouch Modular Fire and Gas Detection System was introduced to the Chinese market in February. Extremely flexible and designed to meet the needs of diverse industries, the system also meets the demands of new Chinese standards for combustible gas alarm control units.



Providing "Comfortable" and "Dependable" Safety at Heights

With a desire to expand and improve its line of fall protection offerings, MSA released the Workman® 30-foot Self Retracting Lanyard – a product developed specifically to address customer needs for comfort, durability and ease of use. A 50-foot version, that offers even greater range and versatility, was launched later in the year.



MARCH

55 años for MSA Mexico

MSA celebrated its 55th year in Mexico, representing the company's longstanding commitment to this important and growing North American market. The past year also marked the fifth anniversary of the company's Querétaro, Mexico manufacturing plant, which today is one of MSA's largest facilities and an operation that has achieved strong year-over-year growth.


Celebramos Nuestro
MSA

APRIL


D 2
CHÂTILLON
SUR CHALARONNE

Joyeux Anniversaire!

Acquired by MSA in 2002, MSA Gallet, in Châtillon-sur-Chalaronne, France celebrated its first decade as part of the MSA family. Today, this MSA affiliate remains the leading manufacturer of helmets for firefighters, soldiers and first responders throughout Europe.



MAY

Recognizing Canada's Safest Mines

In May, MSA representatives were on hand to present the prestigious John T. Ryan award to the mining company in Canada with the best safety record. Created in 1942 by MSA and the Canadian Institute of Mining, and coveted like the Stanley Cup, the award is named after MSA's co-founder, who worked with Thomas Edison to develop the first "flameless" cap lamp that greatly improved mine safety and saved countless lives.



MSA Germany Opens Its Doors

MSA was a proud participant in Berlin's *Long Night of Industry*, hosting members of the Berlin community – including students, teachers and parents – to familiarize them with the business of MSA. The informal "open house" environment was effective in building ties with the community and boosting awareness of MSA as a local employer of choice and as a valued corporate citizen.



MAY (continued)

Rewarding Shareholders

In May, MSA raised its quarterly dividend again, paying shareholders 28 cents per share – an increase of more than 7 percent. This marked the 41st consecutive year in which MSA has increased its dividend.

Celebrating 50 Years Down Under

May also marked the 50th anniversary of MSA Australia – which MSA associates and customers celebrated with local Beatles tribute band, *The Beatnix*. Today, our Sydney-based affiliate plays a key role in the implementation of MSA's "Core Product" strategy, with a keen focus on building the company's brand and presence in the energy, construction and fire service markets.




MSA AUSTRALIA
50 Years

WOW!

Recognizing the value and importance of delivering outstanding customer service – a Core Value at MSA – the company launched its WOW employee recognition program in late spring. The WOW program recognizes MSA associates for their efforts in demonstrating Exceptional Customer Commitment. By the end of 2012, more than 450 WOW honors were awarded.


W★W
MSA

JUNE

Europe 2.0 Gains Momentum

MSA continued its aggressive efforts to optimize the performance of our diverse European businesses with the implementation of *Europe 2.0* – the next phase of MSA's European Transformation. Along with the standardization and adoption of best practices and processes, this investment includes the deployment of a common SAP platform that will ultimately connect all of MSA's business operations throughout the region. When completed, *Europe 2.0* will result in greater business efficiencies, reduced operating costs and higher levels of customer satisfaction.


Europe 2.0

Recognizing Detroit Firefighters

In early summer, MSA hosted a special sneak preview of the emotional and award-winning documentary film ***"BURN: One Year on the Front Lines of the Battle to Save Detroit."*** MSA is a proud sponsor of the film, which chronicles a year in the lives of Detroit firefighters struggling to protect a city impacted by extreme economic conditions. The film was honored with the 2012 Heineken Audience Award at the Tribeca Film Festival in New York. In 2013, a multi-week tour will take the film to more than 100 cities in the U.S. and Canada. For more information, visit www.detroitfirefilm.org.


DETROIT FIRE
BURN



JULY

SAP Goes Live at General Monitors

A software implementation is no easy task – let alone one that involves the migration of data from one existing system to another. But that's what occurred in July when General Monitors migrated to MSA's global SAP ECC 6.0 environment. The project was a key step toward creating a global and more integrated General Monitors organization. The cross-functional team managing this change worked around the clock to minimize business disruptions and to ensure all customer needs were met. For their outstanding efforts, the team received MSA's 2012 *Process of the Year* award.


SAP

William Lambert Honored by Ernst & Young

MSA CEO William M. Lambert was named the Ernst & Young *Entrepreneur Of The Year®* in the manufacturing category for Western Pennsylvania and West Virginia. The award recognizes outstanding entrepreneurs who demonstrate excellence and extraordinary success in such areas as innovation, financial performance and personal commitment to their businesses and communities.



Online Career Center Launched

To more effectively connect the best and the brightest to the many opportunities available at MSA, the company launched its online career center at http://us.msasafety.com/careers. Seekers of jobs and internships are offered the opportunity to "Build a Rewarding Career and Help Make the World Safer, One Person at a Time."

AUGUST

Adding Engineering Depth in Latin America

To help drive success in emerging markets, MSA established a new Engineering Center of Excellence in São Paulo, Brazil. This new resource for MSA focuses primarily on the development of innovative products to meet the specific needs of customers in Latin and South America. A recent prime example is the industry's first sustainable "green" hard hat. The V-Gard Green Cap was developed in Brazil and introduced to the Latin America market in the fourth quarter of 2012.


MSA



SEPTEMBER



RIO Oil and Gas 2012

MSA was a major exhibitor at ***RIO Oil and Gas 2012*** – one of the largest oil/gas/petrochemical industry conferences in Latin America. Held in Rio de Janeiro, Brazil, the conference provided MSA with the optimum platform to unveil a new, highly-branded exhibit, complete with demonstrations of all Core MSA products, as well as information about MSA's new regional service center in nearby Macaé.

Improving North America Distribution Efficiency



As part of MSA's continuous improvement commitment, two North American distribution centers were relocated to provide more centralized distribution for the U.S. and Canada. The undertaking included the relocation of 2,300 material numbers, 160 truckloads of products and 6,400 pallets. Despite this daunting task, the warehouse relocation was completed over a weekend – allowing the printing of delivery notes by Monday evening. More importantly, the new locations will result in improved delivery fill rates for our customers while reducing costs for MSA.

Galaxy® GX2 Automated Test System

September marked the global launch of MSA's new Instrument Management System – the Galaxy GX2. This automated instrument calibration system allows full data tracking and management of an entire portable gas detection device fleet. Designed with extensive Voice-of-Customer input, the system provides customers with easy operation, advanced safety management capabilities and low cost of ownership.



OCTOBER


V-Gard®

FISP Trade Show

MSA made an impressive showing at the ***International Fair of Safety and Security,*** the largest trade fair for the safety industry, held in São Paulo, Brazil. Surrounded by more than 700 exhibitors, MSA stood out and reached key contacts among the more than 40,000 visitors. With all Core Products on display and more than 20 new products featured, MSA generated a constant flow of traffic to its 2,500 square feet of exhibit space.

TOP WORK PLACES 2012
Pittsburgh Post-Gazette

MSA "Top Workplace"

MSA was again recognized as one of the "Top Workplaces" in Western Pennsylvania by the *Pittsburgh Post-Gazette.* The list is based on surveys conducted with employees at more than 700 Pittsburgh-area organizations. The publication reported comments received from MSA associates, including "What MSA does truly matters and makes a difference in the world," and "I get to impact people's lives in a very meaningful and positive way."

OCTOBER *(continued)*

Helping Sandy Victims

In the aftermath of Hurricane Sandy, which hit the East Coast of the U.S. on October 29, MSA supported the efforts of first responders by donating more than $150,000 in life-saving equipment, including gas detection and head and eye protection products. In addition, the MSA Charitable Foundation matched employee donations to the American Red Cross.



NOVEMBER

MSA Pittsburgh Operations Declared "Fit Friendly"

MSA's Pittsburgh-area facilities were recognized as Platinum Level "Fit-Friendly Worksites" by the American Heart Association, the highest honor in the program. The recognition is a result of MSA's commitment to promoting employee nutrition and fitness via the company's own wellness program – *MSA Fit.*


American Heart Association.
My Heart. My Life.
Fit-Friendly Company
PLATINUM
ACHIEVEMENT
2012

Innovation in Kazakhstan



MSA's investment in R&D, up 4.2 percent in 2012, is the fuel that drives innovation at MSA. In 2012, nowhere was this drive more evident than in Kazakhstan, where MSA ingenuity led to the development of an innovative escape respirator to protect oil and gas workers from the rigorous elements of the Caspian Sea, including temperatures of minus 30 degrees Celsius. The North Caspian Production Operations Company (NCPOC), drilling for oil in Kazakhstan, called upon MSA to develop a way to protect workers from the possibility of an H_2S leak even in extreme temperatures. While other companies fell by the wayside in the challenging attempt, MSA worked to successfully create the customized new respiratory protection product, leading to a multi-million dollar order.





DECEMBER

MSA Sets Manufacturing Safety Record

The year saw MSA achieve its best employee safety performance ever, with a global Lost Time Injury (LTI) incidence rate of 0.37 lost time accidents per 200,000 hours worked. To put that in perspective, the U.S. Bureau of Labor Statistics places the LTI average in the U.S. alone at 1.3. Our International operations were a major contributor to the year's success, achieving a 50 percent reduction in incidents from 2011 to 2012.



2012 FINANCIAL CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012 | **Commission File No. 1-15579**



MINE SAFETY APPLIANCES COMPANY
(Exact name of registrant as specified in its charter)

Pennsylvania **(State or other jurisdiction of incorporation or organization)**	**25-0668780** **(IRS Employer Identification No.)**
1000 Cranberry Woods Drive **Cranberry Township, Pennsylvania** **(Address of principal executive offices)**	**16066-5207** **(Zip code)**

Registrant's telephone number, including area code: (724) 776-8600

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
Common Stock, no par value	**New York Stock Exchange**

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of February 15, 2013, there were outstanding 37,010,504 shares of common stock, no par value, not including 731,922 shares held by the Mine Safety Appliances Company Stock Compensation Trust. The aggregate market value of voting stock held by non-affiliates as of June 30, 2012 was approximately $1.2 billion.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the May 7, 2013 Annual Meeting of Shareholders are incorporated by reference into Part III.

Table of Contents

Forward-Looking Statements

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, but are not limited to, those listed in this report under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or other comparable words. Actual results, performance or outcomes may differ materially from those expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update publicly any of the forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

PART I

Item 1. Business

Overview**—**Mine Safety Appliances Company was incorporated in Pennsylvania in 1914. We are a global leader in the development, manufacture and supply of products that protect people's health and safety. Our safety products typically integrate any combination of electronics, mechanical systems and advanced materials to protect users against hazardous or life threatening situations. Our comprehensive line of safety products is used by workers around the world in the oil and gas, fire service, mining, construction and other industries, as well as the military. Our broad product offering includes self-contained breathing apparatus, or SCBAs, gas masks, gas detection instruments, head protection, respirators, thermal imaging cameras and fall protection. We also provide a broad offering of consumer and contractor safety products through retail channels.

We dedicate significant resources to research and development, which allows us to produce innovative safety products that are often first to market and exceed industry standards. Our global product development teams include cross-geographic and cross-functional members from various functional areas throughout the company, including research and development, marketing, sales, operations and quality management. Our engineers and technical associates work closely with the safety industry's leading standards-setting groups and trade associations, such as the National Institute for Occupational Safety and Health, or NIOSH, and the National Fire Protection Association, or NFPA, to develop industry product requirements and standards and to anticipate their impact on our product lines.

Segments**—**We tailor our product offerings and distribution strategy to satisfy distinct customer preferences that vary across geographic regions. We believe that we best serve these customer preferences by organizing our business into eleven geographic operating segments that are aggregated into three reportable geographic segments: North America, Europe and International. Segment information is presented in the note entitled "Segment Information" in Item 8—Financial Statements and Supplementary Data.

Because our financial statements are stated in U.S. dollars and much of our business is conducted outside the U.S., currency fluctuations may affect our results of operations and financial position and may affect the comparability of our results between financial periods.

Principal Products**—**We manufacture and sell a comprehensive line of safety products to protect workers around the world in the oil and gas, fire service, mining, construction and other industries, as well as the military. We also provide a broad offering of consumer and contractor safety products through retail channels. Our products protect people against a wide variety of hazardous or life-threatening situations. The following is a brief description of each of our principal product categories:

Respiratory protection. Respiratory protection products are used to protect against the harmful effects of contamination caused by dust, gases, fumes, volatile chemicals, sprays, micro-organisms, fibers and other contaminants. We offer a broad and comprehensive line of respiratory protection products.

- *Self Contained Breathing Apparatus.* SCBAs are used by first responders, petrochemical plant workers and anyone entering an environment deemed immediately dangerous to life and health. SCBAs are also used by first responders to protect against exposure to chemical, biological, radiological and nuclear, or CBRN agents. Our FireHawk®M7 SCBA meets the latest performance requirements adopted by the NFPA. The FireHawk®M7 Air Mask was the first device of its kind to be certified by the Safety Equipment Institute, or SEI, as NFPA compliant for both its breathing apparatus and Personal Alert Safety System, or PASS. The PASS device is a SCBA component that sounds a loud, piercing alarm when a firefighter becomes disabled or lies motionless for 30 seconds.
- *Air-purifying respirators.* Air-purifying respirators range from the simple filtering types to powered full-facepiece versions for many hazardous applications, including:
    - full-face gas masks for industrial workers and first responders exposed to known and unknown concentrations of hazardous gases, chemicals, vapors and particulates;

- half-mask respirators for industrial workers, painters and construction workers exposed to known concentrations of gases, vapors and particulates;
- powered-air purifying respirators for industrial, hazmat and remediation workers who have longer term exposures to hazards in their work environment; and
- dust and pollen masks for maintenance workers, contractors and at-home consumers exposed to nuisance dusts, allergens and other particulates.

- *Escape respirators.* Escape respirators are used by law enforcement personnel, government workers, chemical and pharmaceutical workers and anyone needing to escape from unknown concentrations of a chemical, biological or radiological release of toxic gases and vapors. Escape respirators give users respiratory protection to help them escape from threatening situations quickly and easily.

Portable and fixed gas detection instruments. Our portable and fixed gas detection instruments are used to detect the presence or absence of various gases in the air. These instruments can be either hand-held or permanently installed. Typical applications of these instruments include the detection of the lack of oxygen in confined spaces or the presence of combustible or toxic gases.

- *Single- and multi-gas hand-held detectors.* Our single- and multi-gas detectors provide portable solutions for detecting the presence of oxygen, combustible gases and various toxic gases, including hydrogen sulfide, carbon monoxide, ammonia and chlorine, either singularly or up to six gases at once. Our hand-held portable instruments are used by chemical workers, oil and gas workers, utility workers entering confined spaces, or anywhere a user needs to continuously monitor the quality of the atmosphere they are working in and around. Our ALTAIR® 4X Multigas Detector with XCell® sensor technology provides faster response times and unsurpassed durability in a tough, easy to operate package.
- *Multi-point permanently installed gas detection systems.* Our comprehensive line of fixed gas detection systems is used to monitor for combustible and toxic gases and oxygen deficiency in virtually any application where continuous monitoring is required. Our systems are used for gas detection in pulp and paper, refrigerant monitoring, petrochemical and general industrial applications. Our SafeSite® Multi-Threat Wireless Detection System, designed and developed for homeland security applications, detects and communicates the presence of toxic industrial chemicals and chemical warfare agents at large public events, in subways or at other facilities.
- *Flame detectors and open-path infrared gas detectors.* Our flame and combustible gas detectors are used for plant-wide monitoring of toxic gases and for detecting the presence of flames. These systems use infrared optics to detect potentially hazardous conditions across distances as far as 120 meters, making them suitable for use in such places as offshore oil rigs, storage vessels, refineries, pipelines and ventilation ducts. First used in the oil and gas industry, our systems currently have broad applications in petrochemical facilities, the transportation industry and in pharmaceutical production.

Thermal imaging cameras. Our hand-held infrared thermal imaging cameras, or TICs, are used in the global fire service market. TICs detect sources of heat in order to locate downed firefighters and other people trapped inside burning or smoke-filled structures. TICs can also be used to identify "hot spots." Our Evolution® 5000 series TICs are unmatched for ease of use and durability. Our Evolution® 5800 TIC, the newest addition to our 5000 series of TICs, offers state-of-the-art imagery in a high resolution format. Our Evolution® 5600 TIC provides high resolution and an extended high sensitivity operating range in a rugged, user-friendly and affordable design.

Head, eye and face and hearing protection. Head, eye and face and hearing protection is used in work environments where hazards present dangers such as dust, flying particles, metal fragments, chemicals, extreme glare, optical radiation and items dropped from above.

- *Industrial hard hats.* Our broad line of hard hats include full-brim hats and traditional hard hats, available in custom colors and with custom logos. Hard hats are used by oil, gas and petrochemical workers, plant, steel and construction workers, and miners.

- *Fire helmets.* Our fire service products include leather, traditional, modern and specialty helmets designed to satisfy the preferences of firefighters across geographic regions. We believe that our CairnsHELMET is the number one helmet in the North American fire service market. Similarly, we believe that our Gallet firefighting helmet has the number one market position in Europe.
- *Ballistic helmets.* These helmets provide ballistic head protection in combat and other high-risk environments. We do not sell ballistic helmets in North America.
- *Eye, face and hearing protection.* Our broad line of hearing protection products, non-prescription protective eyewear and face shields is used by workers in a wide variety of industries.

Fall protection. Our broad line of fall protection equipment includes confined space equipment, harnesses, fall arrest equipment, lanyards and lifelines. Fall protection equipment is used by construction and plant workers and anyone working at height.

Customers—Our customers generally fall into three categories: industrial and military end-users, distributors and retail consumers. In North America, we make nearly all of our non-military sales through our distributors. In our European and International segments, we make our sales through both indirect and direct sales channels. For the year ended December 31, 2012, no individual customer represented 10% of our sales.

Industrial and military end-users—Examples of the primary industrial and military end-users of our core products are listed below:

Products	Primary End-Users
Respiratory Protection	First Responders; General Industry Workers; Military Personnel
Gas Detection	Oil, Gas, Petrochemical and Chemical Workers; First Responders; Hazmat and Confined Space Workers
Head, Eye and Face and Hearing Protection	Construction Workers and Contractors; First Responders; General Industry Workers; Military Personnel
Fall Protection	Construction Workers and Contractors; Oil, Gas, Petrochemical and Chemical Workers; General Industry Workers

Sales and Distribution—Our sales and distribution team consists of distinct marketing, field sales and customer service organizations. We believe our sales and distribution team, totaling over 400 dedicated associates, is the largest in our industry. In most geographic areas, our field sales organizations work jointly with select distributors to call on end-users and educate them about hazards, exposure limits, safety requirements and product applications, as well as the specific performance requirements of our products. In our International segment and Eastern Europe where distributors are not as well established, our sales associates often work with and sell directly to end-users. We believe that the development of relationships with end-users is critical to increasing the overall demand for our products.

The in-depth customer training and education provided by our sales associates to our customers are critical to ensure proper use of many of our products, such as SCBAs and gas detection instruments. As a result of our sales associates working closely with end-users, they gain valuable insight into customer preferences and needs. To better serve our customers and to ensure that our sales associates are among the most knowledgeable and professional in the industry, we place significant emphasis on training our sales associates with respect to product application, industry standards and regulations, sales skills and sales force automation.

We believe our sales and distribution strategy allows us to deliver a customer value proposition that differentiates our products and services from those of our competitors, resulting in increased customer loyalty and demand.

In areas where we use indirect selling, we promote, distribute and service our products to general industry through select authorized national, regional and local distributors. Some of our key distributors include Airgas, W.W. Grainger Inc., Fastenal and Hagemeyer. In North America, we distribute fire service products primarily through specially trained local and regional distributors who provide advanced training and service capabilities to volunteer and paid municipal fire departments. In our European and International segments, we primarily sell to and service the fire service market directly. Because of our broad and diverse product line and our desire to reach as many markets and market segments as possible, we have over 4,000 authorized distributor locations worldwide.

Our Safety Works, LLC joint venture provides a broad range of safety products and gloves to the North American do-it-yourself and independent contractor market through various channels, including distributors such as Orgill, hardware and equipment rental outlets such as United Rentals, and retail chains such as The Home Depot, TrueValue and Do-it Best.

Competition—We believe the worldwide personal protection equipment market, including the sophisticated safety products market in which we compete, generates annual sales in excess of $20 billion. The industry supplying this market is broad and highly fragmented with few participants offering a comprehensive line of safety products. Over the long-term, we believe global demand for safety products will be stable or growing because purchases of these products are non-discretionary since they protect workers in hazardous and life-threatening work environments and because their use is often mandated by government and industry regulations. Moreover, safety products industry revenues reflect the need to consistently replace many safety products that have limited life spans due to normal wear and tear or because they are one time use products by design.

The safety products market is highly competitive, with participants ranging in size from small companies focusing on a single type of personal protection equipment to a few large multinational corporations that manufacture and supply many types of sophisticated safety products. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as functional performance, agency approvals, design and style), price, brand name recognition and service.

We believe we compete favorably within each of our operating segments as a result of our high quality and cost-efficient product offerings and strong brand trust and recognition.

Research and Development—To maintain our position at the forefront of safety equipment technology, we operate several sophisticated research and development facilities. We believe our dedication and commitment to innovation and research and development allow us to produce innovative safety products that are often first to market and exceed industry standards. In 2012, 2011 and 2010, on a global basis, we spent $40.9 million, $39.2 million and $32.8 million, respectively, on research and development. Our primary engineering groups are located in the United States, Germany, China and, to a lesser extent, France. Our global product development teams include cross-geographic and cross-functional members from various areas throughout the company, including research and development, marketing, sales, operations and quality management. These teams are responsible for setting product line strategy based on their understanding of the markets and the technologies, opportunities and challenges they foresee in each product area. We believe our team-based, cross-geographic and cross-functional approach to new product development is a source of competitive advantage. Our approach to the new product development process allows us to tailor our product offerings and product line strategies to satisfy distinct customer preferences and industry regulations that vary across our operating segments.

We believe another important aspect of our approach to new product development is that our engineers and technical associates work closely with the safety industry's leading standards-setting groups and trade associations, such as the National Institute for Occupational Safety and Health, or NIOSH, and the National Fire Protection Association, or NFPA, to develop industry product requirements and standards and anticipate their impact on our product lines. For example, nearly every consensus standard-setting body around the world that impacts our product lines has one of our key managers as a voting member. Key members of our management team understand the impact that these standard-setting organizations have on our new product development pipeline and devote time and attention to anticipating a new standard's impact on our sales and operating results. Because of our technological sophistication, commitment to and membership on global standard-setting bodies, resource dedication to research and development and unique approach to the new product development process, we believe we are well-positioned to anticipate and adapt to the needs of changing product standards and gain the approvals and certifications necessary to meet new government and multinational product regulations.

Patents and Intellectual Property—We own significant intellectual property, including a number of domestic and foreign patents, patent applications and trademarks related to our products, processes and business. Although our intellectual property plays an important role in maintaining our competitive position in a number of markets that we serve, no single patent, or patent application, trademark or license is, in our opinion, of such value to us that our business would be materially affected by the expiration or termination thereof, other than the "MSA" trademark. Our patents expire at various times in the future not exceeding 20 years. Our general policy is to apply for patents on an ongoing basis in the United States and other countries, as appropriate, to perfect our patent development. In addition to our patents, we have also developed or acquired a substantial body of manufacturing know-how that we believe provides a significant competitive advantage over our competitors.

Raw Materials and Suppliers—Many of the components of our products are formulated, machined, tooled or molded in-house from raw materials. For example, we rely on integrated manufacturing capabilities for breathing apparatus, gas masks, ballistic helmets, hard hats and circuit boards. The primary raw materials that we source from third parties include rubber, chemical filter media, eye and face protective lenses, air cylinders, certain metals, electronic components and ballistic resistant and non-ballistic fabrics. We purchase these materials both domestically and internationally, and we believe our supply sources are both well established and reliable. We have close vendor relationship programs with the majority of our key raw material suppliers. Although we generally do not have long-term supply contracts, we have not experienced any significant problems in obtaining adequate raw materials.

Associates—At December 31, 2012, we had approximately 5,300 associates, approximately 3,300 of whom were employed by our European and International segments. None of our U.S. associates are subject to the provisions of a collective bargaining agreement. Some of our associates outside the United States are members of unions. We have not experienced a work stoppage in over 10 years and believe our relations with our associates are good.

Available Information—Our internet address is www.MSAsafety.com. We post the following filings on the Investor Relations page on our website as soon as reasonably practicable after they have been electronically filed with or furnished to the Securities and Exchange Commission: our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings on our Investor Relations web page are available to be viewed on this page free of charge. Information contained on our website is not part of this annual report on Form 10-K or our other filings with the Securities and Exchange Commission. The annual report on Form 10-K is also available in print to any shareholder who requests it. Such requests should be sent to The Chief Financial Officer, 1000 Cranberry Woods Drive, Cranberry Township, PA 16066.

Item 1A. Risk Factors

Unfavorable economic and market conditions could materially and adversely affect our business, results of operations and financial condition.

We are subject to risks arising from adverse changes in global economic conditions. Although economic conditions generally improved in 2012, the global economy remains unstable and we expect economic conditions will continue to be challenging for the foreseeable future. Adverse changes in economic conditions could result in declines in revenue, profitability and cash flow due to reduced orders, payment delays, supply chain disruptions or other factors caused by the economic challenges faced by our customers and suppliers.

A reduction in the spending patterns of government agencies could materially and adversely affect our net sales, earnings and cash flow.

The demand for our products sold to the fire service market, the homeland security market and other government agencies is, in large part, driven by available government funding. Government budgets are set annually and we cannot assure you that government funding will be sustained at the same level in the future. A significant reduction in available government funding could materially and adversely affect our net sales, earnings and cash flow.

The markets in which we compete are highly competitive, and some of our competitors have greater financial and other resources than we do. The competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.

The safety products market is highly competitive, with participants ranging in size from small companies focusing on single types of safety products, to large multinational corporations that manufacture and supply many types of safety products. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as functional performance, agency approvals, design and style), price, brand name trust and recognition and customer service. Some of our competitors have greater financial and other resources than we do and our business could be adversely affected by competitors' new product innovations, technological advances made to competing products and pricing changes made by us in response to competition from existing or new competitors. We may not be able to compete successfully against current and future competitors and the competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.

If we fail to introduce successful new products or extend our existing product lines, we may lose our market position and our financial performance may be materially and adversely affected.

In the safety products market, there are frequent introductions of new products and product line extensions. If we are unable to identify emerging consumer and technological trends, maintain and improve the competitiveness of our products and introduce new products, we may lose our market position, which could have a materially adverse effect on our business, financial condition and results of operations. Although we continue to invest significant resources in research and development and market research, continued product development and marketing efforts are subject to the risks inherent in the development of new products and product line extensions, including development delays, the failure of new products and product line extensions to achieve anticipated levels of market acceptance and the cost of failed product introductions.

Product liability claims and our inability to collect related insurance receivables could have a materially adverse effect on our business, operating results and financial condition.

We face an inherent business risk of exposure to product liability claims arising from the alleged failure of our products to prevent the types of personal injury or death against which they are designed to protect. Although we have not experienced any material uninsured losses due to product liability claims, it is possible that we could experience material losses in the future. In the event any of our products prove to be defective, we could be required to recall or redesign such products. In addition, we may voluntarily recall or redesign certain products that could potentially be harmful to end users. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant expense or adverse publicity against us, could have a materially adverse effect on our business, operating results and financial condition.

In the normal course of business, we make payments to settle product liability claims and for related legal fees and record receivables for the amounts covered by insurance. Our insurance receivables totaled $130.0 million at December 31, 2012. Various factors could affect the timing and amount of recovery of insurance receivables, including: the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage and the extent to which insurers may become insolvent in the future. Failure to recover amounts due from our insurance carriers could have a materially adverse effect on our business, operating results and financial condition.

A failure of our information systems could materially and adversely affect our business, results of operations and financial condition.

The proper functioning and security of our information systems is critical to the operation of our business. Our information systems may be vulnerable to damage or disruption from natural or man-made disasters, computer viruses, power losses, or other system or network failures. In addition, hackers and cybercriminals could attempt to gain unauthorized access to our information systems with the intent of harming our company or obtaining sensitive information such as intellectual property, trade secrets, financial and business development information, and customer and vendor related information. If our information systems or security fail, our business, results of operations and financial condition could be materially and adversely affected.

Our ability to market and sell our products is subject to existing regulations and standards. Changes in such regulations and standards or our failure to comply with them could materially and adversely affect our results of operations.

Most of our products are required to meet performance and test standards designed to protect the health and safety of people around the world. Our inability to comply with these standards may materially and adversely affect our results of operations. Changes in regulations could reduce the demand for our products or require us to reengineer our products, thereby creating opportunities for our competitors. Regulatory approvals for our products may be delayed or denied for a variety of reasons that are outside of our control. Additionally, market anticipation of significant new standards can cause customers to accelerate or delay buying decisions.

We have significant international operations and are subject to the risks of doing business in foreign countries.

We have business operations in over 40 foreign countries. In 2012, approximately half of our net sales were made by operations located outside the United States. Our international operations are subject to various political, economic and other risks and uncertainties, which could adversely affect our business. These risks include the following:

- currency exchange rate fluctuations;
- unexpected changes in regulatory requirements;
- changes in trade policy or tariff regulations;
- changes in tax laws and regulations;
- intellectual property protection difficulties;
- difficulty in collecting accounts receivable;
- complications in complying with a variety of foreign laws and regulations, some of which may conflict with U.S. laws;
- trade protection measures and price controls;
- trade sanctions and embargos;
- nationalization and expropriation;
- increased international instability or potential instability of foreign governments;
- the need to take extra security precautions for our international operations; and
- costs and difficulties in managing culturally and geographically diverse international operations.

Any one or more of these risks could have a negative impact on the success of our international operations and, thereby, materially and adversely affect our business as a whole.

Our future results are subject to availability of, and fluctuations in the costs of, purchased components and materials due to market demand, currency exchange risks, material shortages and other factors.

We depend on various components and materials to manufacture our products. Although we have not experienced any difficulty in obtaining components and materials, it is possible that any of our supplier relationships could be terminated. Any sustained interruption in our receipt of adequate supplies could have a materially adverse effect on our business, results of operations and financial condition. We cannot assure you that we will be able to successfully manage price fluctuations due to market demand, currency risks or material shortages, or that future price fluctuations will not have a materially adverse effect on our business, results of operations and financial condition.

If we lose any of our key personnel or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.

Our success depends in large part on the continued contributions of our key management, engineering and sales and marketing personnel, many of whom are highly skilled and would be difficult to replace. Our success also depends on the abilities of new personnel to function effectively, both individually and as a group. If we are unable to attract, effectively integrate and retain management, engineering or sales and marketing personnel, then the execution of our growth strategy and our ability to react to changing market requirements may be impeded, and our business could suffer as a result. Competition for personnel is intense, and we cannot assure you that we will be successful in attracting and retaining qualified personnel. In addition, we do not currently maintain key person life insurance.

We are subject to various environmental laws and any violation of these laws could adversely affect our results of operations.

We are subject to federal, state and local laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes and the maintenance of a safe workplace. These laws impose penalties for noncompliance and liability for response costs and certain damages resulting from past and current spills, disposals, or other releases of hazardous materials. We could incur substantial costs as a result of noncompliance with or liability for cleanup pursuant to these environmental laws. Environmental laws have changed rapidly in recent years, and we may be subject to more stringent environmental laws in the future. If more stringent environmental laws are enacted, these future laws could have a materially adverse effect on our results of operations.

Our inability to successfully identify, consummate and integrate future acquisitions or to realize anticipated cost savings and other benefits could adversely affect our business.

One of our operating strategies is to selectively pursue acquisitions. Any future acquisitions will depend on our ability to identify suitable acquisition candidates and successfully consummate such acquisitions. Acquisitions involve a number of risks including:

- failure of the acquired businesses to achieve the results we expect;
- diversion of our management's attention from operational matters;
- our inability to retain key personnel of the acquired businesses;
- risks associated with unanticipated events or liabilities;
- potential disruption of our existing business; and
- customer dissatisfaction or performance problems at the acquired businesses.

If we are unable to integrate or successfully manage businesses that we have recently acquired or may acquire in the future, we may not realize anticipated cost savings, improved manufacturing efficiencies and increased revenue, which may result in materially adverse short- and long-term effects on our operating results, financial condition and liquidity. Even if we are able to integrate the operations of our acquired businesses into our operations, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that we may have expected at the time of acquisition. In addition, even if we achieve the expected benefits, we may not be able to achieve them within the anticipated time frame, and such benefits may be offset by costs incurred in integrating the acquired companies and increases in other expenses.

Because we derive a significant portion of our sales from the operations of our foreign subsidiaries, future currency exchange rate fluctuations may adversely affect our results of operations and financial condition, and may affect the comparability of our results between financial periods.

For the year ended December 31, 2012, the operations in our European and International segments accounted for approximately half of our net sales. The results of our foreign operations are reported in the local currency and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between some of these currencies and the U.S. dollar have fluctuated significantly in recent years, and may continue to do so in the future. In addition, because our financial statements are stated in U.S. dollars, such fluctuations may affect our results of operations and financial position, and may affect the comparability of our results between financial periods. We cannot assure you that we will be able to effectively manage our exchange rate risks or that any volatility in currency exchange rates will not have a materially adverse effect on our results of operations and financial condition.

Our continued success depends on our ability to protect our intellectual property. If we are unable to protect our intellectual property, our business could be materially and adversely affected.

Our success depends, in part, on our ability to obtain and enforce patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. We have been issued patents and have registered trademarks with respect to many of our products, but our competitors could independently develop similar or superior products or technologies, duplicate any of our designs, trademarks, processes or other intellectual property or design around any processes or designs on which we have or may obtain patents or trademark protection. In addition, it is possible that third parties may have, or will acquire, licenses for patents or trademarks that we may use or desire to use, so that we may need to acquire licenses to, or to contest the validity of, such patents or trademarks of third parties. Such licenses may not be made available to us on acceptable terms, if at all, and we may not prevail in contesting the validity of third party rights.

We also protect trade secrets, know-how and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual arrangements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our results of operations and financial condition could be materially and adversely affected.

If we fail to meet our debt service requirements or the restrictive covenants in our debt agreements or if interest rates increase, our results of operations and financial condition could be materially and adversely affected.

We have a substantial amount of debt upon which we are required to make scheduled interest and principal payments and we may incur additional debt in the future. A significant portion of our debt bears interest at variable rates that may increase in the future. Our debt agreements require us to comply with certain restrictive covenants. If we are unable to generate sufficient cash to service our debt or if interest rates increase, our results of operations and financial condition could be materially and adversely affected. Additionally, a failure to comply with the restrictive covenants contained in our debt agreements could result in a default, which if not waived by our lenders, could substantially increase borrowing costs and require accelerated repayment of our debt. We were in compliance with the restrictive covenants in our debt agreements as of December 31, 2012.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal executive offices are located at 1000 Cranberry Woods Drive, Cranberry Township, PA 16066 in a 212,000 square-foot building owned by us. We own or lease our primary facilities in the United States and in a number of other countries. We believe that all of our facilities, including the manufacturing facilities, are in good repair and in suitable condition for the purposes for which they are used.

The following table sets forth a list of our primary facilities:

Location	Function	Square Feet	Owned or Leased
North America			
Murrysville, PA	Manufacturing	295,000	Owned
Cranberry Twp., PA	Office, Research and Development and Manufacturing	212,000	Owned
New Galilee, PA	Distribution	120,000	Leased
Jacksonville, NC	Manufacturing	107,000	Owned
Queretaro, Mexico	Office, Manufacturing and Distribution	77,000	Leased
Cranberry Twp., PA	Research and Development	68,000	Owned
Lake Forest, CA	Office, Research and Development and Manufacturing	62,000	Leased
Corona, CA	Manufacturing	19,000	Leased
Torreon, Mexico	Office	15,000	Leased
Lake Forest, CA	Office	6,000	Owned
Toronto, Canada	Office and Distribution	5,000	Leased
Europe			
Berlin, Germany	Office, Research and Development, Manufacturing and Distribution	340,000	Leased
Chatillon sur Chalaronne, France	Office, Research and Development, Manufacturing and Distribution	94,000	Owned
Glasgow, Scotland	Office	25,000	Leased
Milan, Italy	Office and Distribution	25,000	Owned
Mohammedia, Morocco	Manufacturing	24,000	Owned
Galway, Ireland	Office and Manufacturing	20,000	Owned
Varnamo, Sweden	Office, Manufacturing and Distribution	18,000	Leased
Ballerup, Denmark	Office and Manufacturing	10,000	Leased
International			
Suzhou, China	Office, Research and Development, Manufacturing and Distribution	193,000	Owned
Johannesburg, South Africa	Office, Manufacturing and Distribution	74,000	Leased
Sydney, Australia	Office, Manufacturing and Distribution	84,000	Owned
Sao Paulo, Brazil	Office, Manufacturing and Distribution	74,000	Owned
Lima, Peru	Office and Distribution	34,000	Owned
Santiago, Chile	Office and Distribution	32,000	Leased
Rajarhat, India	Office and Distribution	10,000	Leased
Buenos Aires, Argentina	Office and Distribution	9,000	Owned

Item 3. Legal Proceedings

We categorize the product liability losses that we experience into two main categories, single incident and cumulative trauma. Single incident product liability claims are discrete incidents that are typically known to us when they occur and involve observable injuries and, therefore, more quantifiable damages. Therefore, we maintain a reserve for single incident product liability claims based on expected settlement costs for pending claims and an estimate of costs for unreported claims derived from experience, sales volumes and other relevant information. Our reserve for single incident product liability claims at December 31, 2012 and 2011 was $4.4 million and $4.7 million, respectively. Single incident product liability expense during the years ended December 31, 2012, 2011 and 2010 was $0.7 million, $1.5 million and $0.2 million, respectively. We evaluate our single incident product liability exposures on an ongoing basis and make adjustments to the reserve as new information becomes available.

Cumulative trauma product liability claims involve exposures to harmful substances (*e.g.*, silica, asbestos and coal dust) that occurred many years ago and may have developed over long periods of time into diseases such as silicosis, asbestosis or coal worker's pneumoconiosis. We are presently named as a defendant in 2,609 lawsuits in which plaintiffs allege to have contracted certain cumulative trauma diseases related to exposure to silica, asbestos, and/or coal dust. These lawsuits mainly involve respiratory protection products allegedly manufactured and sold by us. We are unable to estimate total damages sought in these lawsuits as they generally do not specify the injuries alleged or the amount of damages sought, and potentially involve multiple defendants.

Cumulative trauma product liability litigation is difficult to predict. In our experience, until late in a lawsuit, we cannot reasonably determine whether it is probable that any given cumulative trauma lawsuit will ultimately result in a liability. This uncertainty is caused by many factors, including the following: cumulative trauma complaints generally do not provide information sufficient to determine if a loss is probable; cumulative trauma litigation is inherently unpredictable and information is often insufficient to determine if a lawsuit will develop into an actively litigated case; and even when a case is actively litigated, it is often difficult to determine if the lawsuit will be dismissed or otherwise resolved until late in the lawsuit. Moreover, even once it is probable that such a lawsuit will result in a loss, it is difficult to reasonably estimate the amount of actual loss that will be incurred. These amounts are highly variable and turn on a case-by-case analysis of the relevant facts, which are often not learned until late in the lawsuit.

Because of these factors, we cannot reliably determine our potential liability for such claims until late in the lawsuit. We, therefore, do not record cumulative trauma product liability losses when a lawsuit is filed, but rather, when we learn sufficient information to determine that it is probable that we will incur a loss and the amount of loss can be reasonably estimated. We record expenses for defense costs associated with open cumulative trauma product liability lawsuits as incurred.

We cannot estimate any amount or range of possible losses related to resolving pending and future cumulative trauma product liability claims that we may face because of the factors described above. As new information about cumulative trauma product liability cases and future developments becomes available, we reassess our potential exposures.

A summary of cumulative trauma product liability claims activity follows:

	2012	2011	2010
Open claims, January 1	2,321	1,900	2,480
New claims	750	479	260
Settled and dismissed claims	(462)	(58)	(840)
Open claims, December 31	2,609	2,321	1,900

With some common contract exclusions, we maintain insurance for cumulative trauma product liability claims. We have purchased insurance policies from over 20 different insurance carriers that provide coverage for cumulative trauma product liability losses and related defense costs. In the normal course of business, we make payments to settle product liability claims and for related defense costs. We record receivables for the amounts that are covered by insurance. The available limits of these policies are many times our recorded insurance receivable balance.

Various factors could affect the timing and amount of recovery of our insurance receivables, including the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage and the extent to which insurers may become insolvent in the future.

Our insurance receivables at December 31, 2012 and 2011 totaled $130.0 million and $112.1 million, respectively, all of which is reported in other non-current assets.

A summary of insurance receivable balances and activity related to cumulative trauma product liability losses follows:

(In millions)	2012	2011	2010
Balance January 1	$112.1	$ 89.0	$ 91.7
Additions	29.7	35.6	30.9
Collections and settlements	(11.8)	(12.5)	(33.6)
Balance December 31	130.0	112.1	89.0

Additions to insurance receivables in the above table represent insured cumulative trauma product liability losses and related defense costs. Uninsured cumulative trauma product liability losses during the years ended December 31, 2012, 2011, and 2010 were $2.1 million, $1.1 million and $0.2 million, respectively.

Our aggregate cumulative trauma product liability losses and administrative and defense costs for the three years ended December 31, 2012, totaled approximately $99.7 million, substantially all of which was insured.

We believe that the increase in the insurance receivable balance that we have experienced since 2005 is primarily due to disagreements among our insurance carriers, and consequently with us, as to when their individual obligations to pay us are triggered and the amount of each insurer's obligation, as compared to other insurers. We believe that our insurers do not contest that they have issued policies to us or that these policies cover cumulative trauma product liability claims. We believe that our ability to successfully resolve our insurance litigation with various insurance carriers in recent years demonstrates that we have strong legal positions concerning our rights to coverage.

We regularly evaluate the collectability of the insurance receivables and record the amounts that we conclude are probable of collection. Our conclusions are based on our analysis of the terms of the underlying insurance policies, our experience in successfully recovering cumulative trauma product liability claims from our insurers under other policies, the financial ability of our insurance carriers to pay the claims, our understanding and interpretation of the relevant facts and applicable law and the advice of legal counsel, who believe that our insurers are required to provide coverage based on the terms of the policies.

Although the outcome of cumulative trauma product liability matters cannot be predicted with certainty and unfavorable resolutions could materially affect our results of operations on a quarter-to-quarter basis, based on information currently available and the amounts of insurance coverage available to us, we believe that the disposition of cumulative trauma product liability lawsuits that are pending against us will not have a materially adverse effect on our future results of operations, financial condition, or liquidity.

We are currently involved in insurance coverage litigations with various of our insurance carriers.

In 2009, we sued The North River Insurance Company (North River) in the United States District Court for the Western District of Pennsylvania, alleging that North River breached one of its insurance policies by failing to pay amounts owed to us and that it engaged in bad-faith claims handling. We believe that North River's refusal to indemnify us under the policy for product liability losses and legal fees paid by us is wholly contrary to Pennsylvania law and we are vigorously pursuing the legal actions necessary to collect all due amounts. Discovery is concluding and motions for summary judgment on certain issues will be submitted to the court in the first quarter of 2013. A trial date has not yet been scheduled.

In 2010, North River sued us in the Court of Common Pleas of Allegheny County, Pennsylvania seeking a declaratory judgment concerning their responsibilities under three additional policies shared with Allstate Insurance Company (as successor in interest to policies issued by the Northbrook Excess and Surplus Insurance Company). We asserted claims against North River and Allstate for breaches of contract for failures to pay amounts owed to us. We also alleged that North River engaged in bad-faith claims handling. We believe that North River's and Allstate's refusals to indemnify us under these policies for product liability losses and legal fees paid by us is wholly contrary to Pennsylvania law and we are vigorously pursuing the legal actions necessary to collect all due amounts. Discovery is concluding and motions for summary judgment on certain issues will be submitted to the court in the first quarter of 2013. A trial date has not yet been scheduled.

In July 2010, we filed a lawsuit in the Superior Court of the State of Delaware seeking declaratory and other relief from the majority of our excess insurance carriers concerning the future rights and obligations of MSA and our excess insurance carriers under various insurance policies. The reason for this insurance coverage action is to secure a comprehensive resolution of our rights under the insurance policies issued by our insurers. The case is currently in discovery. We have resolved our claims against certain of our insurance carriers on some of their policies through negotiated settlements. When settlement is reached, we dismiss the settling carrier from this action in Delaware.

Item 4. Mine Safety Disclosures

Not applicable.

Executive Officers of the Registrant

The following sets forth the names and ages of our executive officers as of February 20, 2013, indicating all positions held during the past five years:

Name	Age	Title
William M. Lambert[(a)]	54	President and Chief Executive Officer since May 2008.
Joseph A. Bigler	63	Vice President and President, MSA North America since May 2007.
Steven C. Blanco[(b)]	46	Vice President, Global Operational Excellence since April 2012.
Kerry M. Bove[(c)]	54	President, MSA International, Asia-Pacific Zone and Africa/Latin America Zone since November 2011.
Ronald N. Herring, Jr.[(d)]	52	President, MSA International, Western Europe Zone and Middle Eurasia Zone since November 2011.
Douglas K. McClaine	55	Vice President, Secretary and General Counsel.
Stacy McMahan[(e)]	49	Senior Vice President of Finance since December 2012.
Thomas Muschter[(f)]	52	Vice President, Global Product Leadership since November 2011.
Paul R. Uhler	54	Vice President, Global Human Resources since May 2007.
Nishan Vartanian[(g)]	52	Vice President, Fixed Gas and Flame Detection since December 2012.
Markus H. Weber[(h)]	48	Vice President and Chief Information Officer since April 2010.
Dennis L. Zeitler	64	Senior Vice President, Chief Financial Officer and Treasurer since June 2007.

(a) Prior to his present position, Mr. Lambert was President and Chief Operating Officer.

(b) Prior to joining MSA, Mr. Blanco served as Vice President of Manufacturing for the Electrical Sector of Eaton Corporation, a diversified power management company.

(c) Prior to his present position, Mr. Bove was Vice President, Global Operational Excellence.

(d) Prior to his present position, Mr. Herring was Vice President, Global Product Leadership.

(e) Prior to joining MSA, Ms. McMahan served as Customer Channels Group Vice President, Finance, for Thermo Fisher Scientific, Inc., a global provider of laboratory equipment and supplies, and as Vice President, Finance, for Johnson & Johnson, a global manufacturer of pharmaceutical, biologic, consumer health and medical device and diagnostic products.

(f) Prior to his present position, Mr. Muschter held the positions of Director, Research & Development, International; and Director, Research & Development, Europe.

(g) Prior to his present position, Mr. Vartanian was Chief Operating Officer for General Monitors and Director of North American Field Sales.

(h) Prior to joining MSA, Mr. Weber served as Chief Information Officer of Berlin-Chemie AG, an international research-based pharmaceutical company.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "MSA". Stock price ranges and dividends declared were as follows:

	Price Range of Our Common Stock		
	High	Low	Dividends
Year ended December 31, 2011			
First Quarter	$36.98	$29.69	$0.25
Second Quarter	40.91	32.85	0.26
Third Quarter	39.15	25.51	0.26
Fourth Quarter	35.74	24.50	0.26
Year ended December 31, 2012			
First Quarter	$42.47	$32.65	$0.26
Second Quarter	44.34	37.38	0.28
Third Quarter	40.81	32.93	0.28
Fourth Quarter	42.87	35.37	0.56

On February 5, 2013, there were 324 registered holders of our shares of common stock.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1—October 31, 2012	—	$ —	—	1,261,664
November 1—November 30, 2012	7,183	39.17	—	1,259,054
December 1—December 31, 2012	7,170	38.90	—	1,140,253

In November 2005, the Board of Directors authorized the purchase of up to $100 million of common stock from time-to-time in private transactions and on the open market. The share purchase program has no expiration date. The maximum shares that may yet be purchased is calculated based on the dollars remaining under the program and the respective month-end closing share price.

We do not have any other share purchase programs.

Share purchases are related to stock compensation transactions.

Comparison of Five-Year Cumulative Total Return

Set forth below are a line graph and table comparing the cumulative total returns (assuming reinvestment of dividends) for the five years ended December 31, 2012 of $100 invested on December 31, 2007 in each of Mine Safety Appliances Company common stock, the Standard & Poor's 500 Composite Index and the Russell 2000 Index. Because our competitors are principally privately held concerns or subsidiaries or divisions of corporations engaged in multiple lines of business, we do not believe it feasible to construct a peer group comparison on an industry or line-of-business basis. The Russell 2000 Index, while including corporations both larger and smaller than MSA in terms of market capitalization, is composed of corporations with an average market capitalization similar to us.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Mine Safety Appliance Company, the S&P 500 Index, and the Russell 2000 Index


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2012
$160
$140
$120
$100
$80
$60
$40
$20
$0
2007
2008
2009
2010
2011
2012
Mine Safety Appliances Co.
S&P 500 Index
Russell 2000 Index

* $100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	Value at December 31,					
	2007	2008	2009	2010	2011	2012
Mine Safety Appliances Co	$100.00	$47.39	$54.83	$ 66.83	$ 73.23	$ 97.85
S&P 500 Index	100.00	63.00	79.68	91.68	93.61	108.59
Russell 2000 Index	100.00	66.21	84.20	106.82	102.36	119.09

Item 6. Selected Financial Data

(In thousands, except as noted)	2012	2011	2010[a]	2009	2008
Statement of Income Data:					
Net sales[b]	$1,168,904	$1,173,227	$ 976,631	$909,991	$1,134,282
Net income attributable to Mine Safety Appliances Company[c]	90,637	69,852	38,104	43,295	70,422
Earnings per Share Data:					
Basic per common share (in dollars)[d]	$ 2.45	$ 1.91	$ 1.06	$ 1.21	$ 1.98
Diluted per common share (in dollars)[d]	2.42	1.87	1.05	1.21	1.96
Dividends paid per common share (in dollars)	1.38	1.03	.99	.96	.94
Weighted average common shares outstanding—basic	36,564	36,221	35,880	35,668	35,593
Balance Sheet Data:					
Total assets	$1,111,746	$1,115,052	$1,197,188	$875,228	$ 875,810
Long-term debt[e]	272,333	334,046	367,094	82,114	94,082
Mine Safety Appliances Company shareholders' equity	462,955	433,666	451,368	436,616	393,766

(a) Includes General Monitors from the date of acquisition on October 13, 2010.

(b) For discussion of changes between 2012 and 2011 and between 2011 and 2010 see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. The increase in sales from 2009 to 2010 was primarily due to higher demand in oil and gas, mining and other core industrial markets. The decrease in sales from 2008 to 2009 was primarily due to the effects of the economic recession, lower military sales and unfavorable currency translation effects.

(c) For discussion of changes between 2012 and 2011 and between 2011 and 2010 see Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations. The decrease in net income from 2009 to 2010 was primarily due to higher selling, general and administrative expenses required to support growth as we recovered from the recession. The decrease in net income for 2008 to 2009 was primarily related to lower sales.

(d) See Note 6 to the Financial Statements for the basis of calculating earnings per share.

(e) The increase in long-term debt in 2010 related to the acquisition of General Monitors in October 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the historical financial statements and other financial information included elsewhere in this annual report on Form 10-K. This discussion may contain forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this annual report entitled "Forward-Looking Statements" and "Risk Factors."

BUSINESS OVERVIEW

We are a global leader in the development, manufacture and supply of products that protect people's health and safety. Our safety products typically integrate any combination of electronics, mechanical systems and advanced materials to protect users against hazardous or life threatening situations. Our comprehensive lines of safety products are used by workers around the world in the oil and gas, fire service, mining, construction and other industries, as well as the military. We are committed to providing our customers with service unmatched in the safety industry and, in the process, enhancing our ability to provide a growing line of safety solutions for customers in key global markets.

We tailor our product offerings and distribution strategy to satisfy distinct customer preferences that vary across geographic regions. We believe that we best serve these customer preferences by organizing our business into three reportable geographic segments: North America, Europe and International. Each segment includes a number of operating segments. In 2012, 47%, 25% and 28% of our net sales were made by our North American, European and International segments, respectively.

North America. Our largest manufacturing and research and development facilities are located in the United States. We serve our North American markets with sales and distribution functions in the U.S., Canada and Mexico.

Europe. Our European segment includes companies in most Western European countries and a number of Eastern European and Middle Eastern locations. Our largest European companies, based in Germany and France, develop, manufacture and sell a wide variety of products. Operations in other European segment countries focus primarily on sales and distribution in their respective home country markets. While some of these companies may perform limited production, most of their sales are of products that are manufactured in our plants in Germany, France, the U.S. and China, or are purchased from third party vendors.

International. Our International segment includes companies in South America, Africa and the Asia Pacific region, some of which are in developing regions of the world. Principal International segment manufacturing operations are located in Australia, Brazil, China and South Africa. These companies manufacture products that are sold primarily in each company's home country and regional markets. The other companies in the International segment focus primarily on sales and distribution in their respective home country markets. While some of these companies may perform limited production, most of their sales are of products that are manufactured in our plants in China, Germany, France and the U.S., or are purchased from third party vendors.

RESULTS OF OPERATIONS

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net sales. Net sales for the year ended December 31, 2012 were $1,168.9 million, a decrease of $4.3 million, from $1,173.2 million for the year ended December 31, 2011. Excluding the effects of weakening currencies and the divestitures of our ballistic vest and North American ballistic helmet businesses, sales increased $72.6 million, or 7%. Sales of ballistic vests and helmets were $36.0 million lower in 2012, reflecting the divestiture of those businesses. The unfavorable translation effects of weaker foreign currencies decreased sales, when stated in U.S. dollars, by $40.9 million.

(Dollars in millions)	2012	2011	Dollar Increase (Decrease)	Percent Increase (Decrease)
North America	$551.9	$561.1	$(9.2)	(2)%
Europe	289.5	286.8	2.7	1
International	327.4	325.3	2.1	1

Net sales by the North American segment were $551.9 million for the year ended December 31, 2012, a decrease of $9.2 million, or 2%, compared to $561.1 million for the year ended December 31, 2011. During the year ended December 31, 2012, we continued to see growth in the fire service and industrial markets. Shipments of instruments, head, eye and face protection and self-contained breathing apparatus (SCBA) were up $25.1 million, $4.7 million and $2.2 million, respectively. These increases were offset by a $4.7 million decrease in shipments of communication devices and a $36.0 million decrease in shipments of ballistic helmets and vests to military markets. We divested our ballistic vest and North American ballistic helmet businesses during the fourth quarter of 2011 and the second quarter of 2012, respectively.

Net sales for the European segment were $289.5 million for the year ended December 31, 2012, an increase of $2.7 million, or 1%, from $286.8 million for the year ended December 31, 2011. Local currency sales increased $22.4 million, reflecting higher shipments of instruments, SCBAs, ballistic helmets, and respirators, up $10.8 million, $4.8 million, $4.2 million, and $3.3 million, respectively. The increase was partially offset by a $2.1 million decrease in shipments of gas masks to military markets. Currency translation effects decreased European segment sales, when stated in U.S. dollars, by $19.7 million, primarily related to a weaker euro.

Net sales of our International segment were $327.4 million for the year ended December 31, 2012, an increase of $2.1 million, or 1%, compared to $325.3 million for the year ended December 31, 2011. Local currency sales in the International segment increased $21.8 million during the year ended December 31, 2012. Growth in fire service markets in China and Latin America led to increases in sales of SCBAs and fire helmets of $9.8 million and $3.8 million, respectively. In addition, sales of head, eye and face protection to industrial markets improved by $9.7 million. Currency translation effects decreased International segment sales, when stated in U.S. dollars, by $19.7 million, primarily related to a weaker South African rand and Brazilian real.

Other income. Other income for the year ended December 31, 2012 was $11.0 million, an increase of $5.6 million, from $5.4 million for the year ended December 31, 2011. During the year ended December 31, 2012, we recognized gains on the sale of assets totaling $8.4 million compared to gains of $3.3 million in 2011. These gains in both years were primarily related to property sales in our Cranberry Woods office park. In December 2012, we sold the last available parcel in Cranberry Woods. Other income for the year ended December 31, 2012 also includes a $4.8 million gain on an escrow settlement related to our October 2010 acquisition of the General Monitors group of companies. These improvements were partially offset by impairment losses on intangible assets and tooling related to our firefighter location project of $4.3 million and $0.5 million, respectively.

Cost of products sold. Cost of products sold was $666.2 million for the year ended December 31, 2012, a decrease of $36.8 million, or 5%, from $703.0 million for the year ended December 31, 2011. Cost of products sold as a percentage of sales was 57.0% in the year ended December 31, 2012 compared to 59.9% in 2011. The decrease in cost of products sold in relation to sales was primarily due to lower manufacturing costs, a more favorable product mix and improved pricing.

Gross profit. Gross profit for the year ended December 31, 2012 was $502.7 million, an increase of $32.5 million, or 7%, from $470.2 million for the year ended December 31, 2011. The ratio of gross profit to sales was 43.0% for 2012 compared to 40.1% in 2011. The higher gross profit ratio in 2012 was primarily related to lower manufacturing costs, a more favorable product mix and improved pricing.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2012 were $321.2 million, an increase of $14.8 million, or 5%, from $306.4 million for the year ended December 31, 2011. Selling, general and administrative expenses were 27.5% of sales in 2012 compared to 26.1% of sales in 2011. Local currency selling, general and administrative expenses increased $24.8 million across all segments, reflecting higher selling costs, an increase in due diligence and consulting expense related to special projects and an increase in product liability related legal and administrative expenses. Currency translation effects decreased selling, general and administrative expenses for the year ended December 31, 2012, when stated in U.S. dollars, by $10.0 million, primarily related to a weaker euro, Brazilian real and South African rand.

Research and development expenses. Research and development expenses were $40.9 million for the year ended December 31, 2012, an increase of $1.7 million, or 4%, from $39.2 million for the year ended December 31, 2011. The increase reflects our ongoing focus on developing innovative new products.

Restructuring and other charges. For the year ended December 31, 2012, we recorded charges of $2.8 million ($1.9 million after tax). Charges for the year ended December 31, 2012 were related to severance costs associated with staff reductions in our North American, European and International segments of $1.5 million, $1.1 million and $0.2 million, respectively.

For the year ended December 31, 2011, we recorded charges of $8.6 million ($5.7 million after tax). European segment charges of $5.8 million for the year ended December 31, 2011, related primarily to staff reductions and the transfer of certain production activities to China. North American segment charges for the year ended December 31, 2011 of $1.7 million included costs associated with the relocation of certain administrative and production activities. International segment charges for the year ended December 31, 2011 of $1.1 million were related primarily to severance costs associated with the relocation of our Wuxi, China operations to Suzhou, China.

Interest expense. Interest expense for the year ended December 31, 2012 was $11.4 million, a decrease of $2.7 million, or 20%, from $14.1 million for the year ended December 31, 2011. The decrease in interest expense reflects lower borrowing on our revolving credit line and lower interest rates.

Income tax provision. Our effective tax rate for the year ended December 31, 2012 was 31.7% compared to 33.2% for the year ended December 31, 2011. The lower effective tax rate for the year was primarily related to a tax benefit associated with a non cash charitable contribution of land at our Cranberry Woods office park and a higher manufacturing deduction credit. These gains were partially offset by the expiration of the research and development tax credit at the end of 2011. In January 2013, the research and development tax credit was reinstated retroactively to the beginning of 2012. As a result, we will recognize the research and development tax credit for 2012 in the first quarter of 2013. This credit is estimated to be approximately $1.0 million.

Net income attributable to Mine Safety Appliances Company. Net income for the year ended December 31, 2012 was $90.6 million, an increase of $20.7 million, or 30%, from net income for the year ended December 31, 2011 of $69.9 million. Basic earnings per share of common stock was $2.45 in 2012 compared to $1.91 in 2011, an increase of 54 cents per share, or 28%.

North American segment net income for the year ended December 31, 2012 was $70.9 million, an improvement of $13.0 million, or 22%, from $57.9 million for the year ended December 31, 2011. The increase in North American segment net income reflects higher gross profits driven by controlled manufacturing costs, a more favorable sales mix and improved pricing. These improvements were partially offset by the previously discussed increase in selling, general and administrative expenses.

European segment net income for the year ended December 31, 2012 was $12.9 million, an improvement of $5.6 million, or 76%, from $7.3 million for the year ended December 31, 2011. Local currency net income increased by $6.3 million, reflecting improved gross profits and lower restructuring charges. Currency translation effects decreased European segment net income, when stated in U.S. dollars, by $0.7 million, mainly due to a weaker euro.

International segment net income for the year ended December 31, 2012 was $22.3 million, a decrease of $4.9 million, or 18%, from $27.2 million for the year ended December 31, 2011. Lower local currency net income was primarily related to higher selling, general and administrative expenses. Currency translation effects decreased International segment net income, when stated in U.S. dollars, by approximately $2.6 million, primarily due to the weakening of the South African rand and Brazilian real.

The net loss reported in reconciling items for the year ended December 31, 2012 was $15.5 million, compared to a net loss of $22.5 million for the year ended December 31, 2011. The improvement during the year ended December 31, 2012 reflects lower interest expense and higher gains on the sale of land in our Cranberry Woods office park.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net sales. Net sales for the year ended December 31, 2011 were $1,173.2 million, an increase of $196.6 million, or 20%, from $976.6 million for the year ended December 31, 2010.

(Dollars in millions)	2011	2010	Dollar Increase	Percent Increase
North America	$561.1	$464.0	$97.1	21%
Europe	286.8	251.1	35.7	14
International	325.3	261.5	63.8	24

Net sales by the North American segment were $561.1 million for the year ended December 31, 2011, an increase of $97.1 million, or 21%, compared to $464.0 million for the year ended December 31, 2010. North American sales for the year ended December 31, 2011 included $60.4 million of General Monitors sales compared to $12.1 million in the year ended December 31, 2010. During the year ended December 31, 2011, we saw growing demand in oil and gas and other core industrial markets, resulting in higher shipments of instruments (excluding General Monitors), head protection and fall protection, up $11.8 million, $6.0 million and $5.2 million, respectively. Sales of the Advanced Combat Helmet (ACH) were $27.2 million higher in 2011.

Net sales of our European segment were $286.8 million for the year ended December 31, 2011, an increase of $35.7 million, or 14%, from $251.1 million for the year ended December 31, 2010. Net sales in the European segment included $25.8 million of General Monitor sales for the year ended December 31, 2011, compared to $4.2 million in the year ended December 31, 2010. Excluding General monitors, local currency sales in Europe decreased $1.0 million for the year ended December 31, 2011. The decrease occurred primarily in Western Europe where local currency sales were down $8.6 million reflecting lower shipments of gas masks, fire helmets and ballistic helmets, partially offset by higher shipments of SCBAs and instruments. Lower local currency sales in Western Europe were partially offset by a $7.6 million increase in sales in Eastern Europe and the Middle East on higher shipments of SCBAs, instruments and ballistic helmets to the fire service, industrial and military markets. Favorable translation effects of stronger European currencies, particularly the euro, increased 2011 European segment sales, when stated in U.S. dollars, by approximately $15.1 million.

Net sales of our International segment were $325.3 million for the year ended December 31, 2011, an increase of $63.8 million, or 24%, compared to $261.5 million for the year ended December 31, 2010. Local currency sales in the International segment increased $49.1 million during the year ended December 31, 2011. The increase in sales was due to strong demand in the mining, fire service and core industrial markets. The sales increase was most notably related to increased shipments of SCBA's, head, eye and face protection and gas detection products, which increased by $9.3 million, $13.4 million and $8.9 million, respectively. Sales growth was fueled mainly by market growth in Latin America and China. Currency translation effects increased International segment sales for the year ended December 31, 2011, when stated in U.S. dollars, by $14.7 million, reflecting a strengthening of the Australian dollar, South African rand and Brazilian real.

Cost of products sold. Cost of products sold was $703.0 million for the year ended December 31, 2011, an increase of $96.5 million, or 16%, from $606.5 million for the year ended December 31, 2010. The increase was driven by higher sales. Cost of products sold as a percentage of sales was 59.9% in the year ended December 31, 2011 compared to 62.1% in 2010. Lower cost of products sold as a percentage of sales in 2011 was due to control over manufacturing costs and the addition of General Monitors.

Gross profit. Gross profit for the year ended December 31, 2011 was $470.2 million, an increase of $100.1 million, or 27%, from $370.1 million for the year ended December 31, 2010. The ratio of gross profit to sales was 40.1% in 2011 compared to 37.9% in 2010. The higher gross profit ratio in 2011 was primarily related to improved pricing, control over manufacturing costs, and the addition of General Monitors.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2011 were $306.4 million, an increase of $43.5 million, or 17%, from $262.9 million for the year ended December 31, 2010. Selling, general and administrative expenses were 26.1% of sales in 2011 compared to 26.9% of sales in 2010. North American segment selling general and administrative expenses were up $25.0 million, including an increase of $14.4 million at General Monitors. The remainder of the increase in North American segment selling, general and administrative expenses was primarily related to legal fees associated with our insurance receivable, higher insurance expense due to increased coverage limits and higher selling expenses to support sales growth. Local currency selling, general and administrative expenses in the European segment were up $1.3 million, reflecting $2.6 million of additional General Monitors selling, general and administrative expenses, partially offset by a $1.3 million decrease at other European companies. Local currency selling, general and administrative expenses in the International segment increased $11.6 million, primarily to support the increased sales volume. Currency exchange effects increased European and International segment administrative expenses for the year ended December 31, 2011, when stated in U.S. dollars, by $8.2 million, primarily related to the strengthening of the euro, Australian dollar, South African rand and Brazilian real.

Research and development expenses. Research and development expenses were $39.2 million for the year ended December 31, 2011, an increase of $6.4 million, or 20%, from $32.8 million for the year ended December 31, 2010. The increase includes $3.3 million of additional General Monitors research and development expense. The remainder of the increase reflects our ongoing focus on developing innovative new products.

Restructuring and other charges. For the year ended December 31, 2011, we recorded charges of $8.6 million ($5.7 million after tax). European segment charges of $5.8 million for the year ended December 31, 2011, related primarily to staff reductions and the transfer of certain production activities to China. North American segment charges for the year ended December 31, 2011 of $1.7 million included costs associated with the relocation of certain administrative and production activities. International segment charges for the year ended December 31, 2011 of $1.1 million were related primarily to severance costs associated with the relocation of our Wuxi, China operations to Suzhou, China.

For the year ended December 31, 2010, we recorded charges of $14.1 million ($9.6 million after tax). North American segment charges of $3.8 million included stay bonuses and other costs associated with the transfer of certain production and administrative activities. European segment charges of $8.8 million related primarily to a focused voluntary retirement incentive program in Germany and severance costs associated with staff reductions. International segment charges of $1.5 million were primarily for severance costs related to staff reductions.

Interest expense. Interest expense for the year ended December 31, 2011 was $14.1 million, an increase of $5.4 million, or 62%, from $8.7 million for the year ended December 31, 2010. The increase was primarily due to higher borrowings associated with the acquisition of General Monitors in October 2010.

Income tax provision. Our effective tax rate for the year ended December 31, 2011 was 33.2% compared to 31.9% for the year ended December 31, 2010. The higher effective tax rate for the year was primarily related to a lower manufacturing deduction and research and development tax credit as a percentage of pretax income, partially offset by the recognition of deferred tax assets on net operating loss carryforwards in Asia.

Net income attributable to Mine Safety Appliances Company. Net income for the year ended December 31, 2011 was $69.9 million, an increase of $31.8 million, or 83%, from net income for the year ended December 31, 2010 of $38.1 million. Basic earnings per share of common stock was $1.91 in 2011 compared to $1.06 in 2010, an increase of 85 cents per share, or 80%.

North American segment net income for the year ended December 31, 2011 was $57.9 million, an improvement of $13.3 million, or 30%, from $44.6 million for the year ended December 31, 2010. North American segment net income includes $9.5 million of General Monitors net income for the year ended December 31, 2011 compared to $0.2 million for the year ended December 31, 2010. The remainder of the increase in North American segment net income was primarily related to improved sales and gross profits, partially offset by the previously discussed increase in selling general and administrative expenses and research and development expense.

European segment net income for the year ended December 31, 2011 was $7.3 million, an improvement of $12.7 million, from a net loss of $5.4 million for the year ended December 31, 2010. The improvement in European segment net income includes $6.6 million of General Monitors net income. The remainder of the improvement in European segment results for 2011 was primarily due to lower operating costs and restructuring expenses.

International segment net income for the year ended December 31, 2011 was $27.2 million, an increase of $11.4 million, or 72%, from $15.8 million for the year ended December 31, 2010. Higher net income was primarily related to improved sales and gross profits, partially offset by higher selling expenses. Currency translation effects increased the 2011 International segment net income, when stated in U.S. dollars, by approximately $1.0 million, primarily due to the strengthening of the Australian dollar, South African rand and Brazilian real.

Reconciling items for the year ended December 31, 2011 reported a net loss of $22.5 million, an increase of $5.6 million, or 33%, from a net loss of $16.9 million for the year ended December 31, 2010. The higher loss reported in reconciling items in 2011 was primarily related to higher interest expense associated with the acquisition of General Monitors and higher currency exchange losses.

LIQUIDITY AND CAPITAL RESOURCES

Our main source of liquidity is operating cash flows, supplemented by borrowings. Our principal liquidity requirements are for working capital, capital expenditures, principal and interest payments on debt and acquisitions. Approximately half of our long-term debt is at fixed interest rates with manageable repayment schedules through 2021. The remainder of our long-term debt is at variable rates on an unsecured revolving credit facility that is due in 2016. Substantially all of our borrowings originate in the U.S., which has limited our exposure to non-U.S. credit markets and to currency exchange rate fluctuations.

Our unsecured senior revolving credit facility provides for borrowings up to $300.0 million through 2016 and is subject to certain commitment fees. Loans made under the senior revolving credit facility bear interest at a variable rate. Loan proceeds may be used for general corporate purposes, including working capital, permitted acquisitions, capital expenditures and repayment of existing indebtedness. The credit agreement also provides for an uncommitted incremental facility that permits us, subject to certain conditions, to request an increase in the senior credit facility of up to $50.0 million. At December 31, 2012, $185.0 million of the $300.0 million senior revolving credit facility was unused.

During 2010, we issued $100.0 million in unsecured 4.00% Series A Senior Notes. These notes mature in October 2021 and are payable in five annual installments of $20.0 million, commencing in October 2017. Interest is payable quarterly.

During 2012, we reduced borrowings on the senior revolving credit facility by $55.0 million.

Cash and cash equivalents increased $22.8 million during the year ended December 31, 2012, compared to an increase of $0.2 million during 2011 and a decrease of $2.2 million during 2010.

Operating activities. Operating activities provided cash of $150.5 million in 2012, compared to providing cash of $85.3 million in 2011. Significantly higher cash from operating activities in 2012 was primarily related to working capital improvements and higher net income. Trade receivables were $191.3 million at December 31, 2012, a decrease of $1.3 million, compared to $192.6 million at December 31, 2011. LIFO inventories were $136.3 million at December 31, 2012, a decrease of $5.2 million, compared to $141.5 million at December 31, 2011. Accounts payable were $59.5 million at December 31, 2012, an increase of $9.3 million, compared to $50.2 million at December 31, 2011. The $1.3 million decrease in trade receivables reflects a $2.3 million decrease in local currency balances, partially offset by a $1.0 million increase due to currency translation effects. The $5.2 million decrease in inventories reflects a $6.1 million decrease in local currency inventories, partially offset by a $0.9 million increase due to currency translation effects. The decrease in local currency inventories reflects the divestiture of the ACH business, as well as our ongoing initiative to manage inventory levels. The $9.3 million increase in accounts payable reflects our focus on extending payments by negotiating favorable terms with our vendors.

Cash provided by operations in 2011 increased $53.7 million compared to 2010. The increase was primarily related to higher net income.

Investing activities. Investing activities used cash of $17.3 million for the year ended December 31, 2012, compared to using $11.7 million in 2011.

Cash used for investing activities was $269.9 million lower in 2011 compared to 2010. In 2010, we used cash of $262.3 million to acquire General Monitors.

Financing activities. Financing activities used cash of $110.5 million for the year ended December 31, 2012, compared to using cash of $71.3 million in 2011. During 2012, we paid down $63.0 million of long-term debt compared to paying down $35.0 million in 2011. We made dividend payments of $51.0 million during 2012, compared to $37.7 million during 2011. Dividends paid on our common stock during 2012 (our 96th consecutive year of dividend payment) were $1.38 per share, including a special one-time dividend of $0.28 per share that was paid on December 28, 2012. Dividends paid on our common stock in 2011 and 2010 were $1.03 and $0.99 per share, respectively.

Financing activities used cash of $71.3 million in 2011 compared to providing cash of $246.6 million in 2010. In 2010, net borrowings were $278.8 million, primarily to finance the acquisition of General Monitors.

CUMULATIVE TRANSLATION ADJUSTMENTS

The year-end position of the U.S. dollar relative to international currencies resulted in a translation gain of $4.1 million being credited to the cumulative translation adjustments attributable to Mine Safety Appliances Company shareholders' equity account for the year ended December 31, 2012, compared to a translation loss of $14.7 million in 2011 and a translation gain of $1.6 million in 2010. The translation gain in 2012 was primarily related to the strengthening of the euro. The translation loss in 2011 was primarily related to the weakening of the euro and South African rand. The translation gain in 2010 was primarily due to the strengthening of the South African rand, the Australian dollar and the Brazilian real, partially offset by the weakening of the euro.

COMMITMENTS AND CONTINGENCIES

We are obligated to make future payments under various contracts, including debt and lease agreements. Our significant cash obligations as of December 31, 2012 were as follows:

(In millions)	Total	2013	2014	2015	2016	2017	Thereafter
Long-term debt*	$279.0	$ 6.7	$ 6.7	$ 6.7	$121.7	$26.7	$110.5
Operating leases	32.3	10.9	8.3	4.9	3.1	1.6	3.5
Totals	311.3	17.6	15.0	11.6	124.8	28.3	114.0

* *Future interest payments are not included in the table.*

The significant obligations table does not include obligations to taxing authorities due to uncertainty surrounding the ultimate settlement of amounts and timing of these obligations.

We expect to meet our 2013 through 2015 and 2017 debt service obligations through cash provided by operations. Approximately $115.0 million of debt payable in 2016 relates to our unsecured senior revolving credit facility. We expect to generate sufficient operating cash flow to make payments against this amount each year. To the extent that a balance remains when the facility matures in 2016, we expect to refinance the remaining balance through new borrowing facilities.

We expect to make net contributions of $7.2 million to our pension plans in 2013.

We have purchase commitments for materials, supplies, services and property, plant and equipment as part of our ordinary conduct of business.

We categorize the product liability losses that we experience into two main categories, single incident and cumulative trauma. Single incident product liability claims are discrete incidents that are typically known to us when they occur and involve observable injuries and, therefore, more quantifiable damages. Therefore, we maintain a reserve for single incident product liability claims based on expected settlement costs for pending claims and an estimate of costs for unreported claims derived from experience, sales volumes and other relevant information. Our reserve for single incident product liability claims at December 31, 2012 and 2011 was $4.4 million and $4.7 million, respectively. Single incident product liability expense during the years ended December 31, 2012, 2011 and 2010 was $0.7 million, $1.5 million and $0.2 million, respectively. We evaluate our single incident product liability exposures on an ongoing basis and make adjustments to the reserve as new information becomes available.

Cumulative trauma product liability claims involve exposures to harmful substances (*e.g.*, silica, asbestos and coal dust) that occurred many years ago and may have developed over long periods of time into diseases such as silicosis, asbestosis or coal worker's pneumoconiosis. We are presently named as a defendant in 2,609 lawsuits in which plaintiffs allege to have contracted certain cumulative trauma diseases related to exposure to silica, asbestos, and/or coal dust. These lawsuits mainly involve respiratory protection products allegedly manufactured and sold by us. We are unable to estimate total damages sought in these lawsuits as they generally do not specify the injuries alleged or the amount of damages sought, and potentially involve multiple defendants.

Cumulative trauma product liability litigation is difficult to predict. In our experience, until late in a lawsuit, we cannot reasonably determine whether it is probable that any given cumulative trauma lawsuit will ultimately result in a liability. This uncertainty is caused by many factors, including the following: cumulative trauma complaints generally do not provide information sufficient to determine if a loss is probable; cumulative trauma litigation is inherently unpredictable and information is often insufficient to determine if a lawsuit will develop into an actively litigated case; and even when a case is actively litigated, it is often difficult to determine if the lawsuit will be dismissed or otherwise resolved until late in the lawsuit. Moreover, even once it is probable that such a lawsuit will result in a loss, it is difficult to reasonably estimate the amount of actual loss that will be incurred. These amounts are highly variable and turn on a case-by-case analysis of the relevant facts, which are often not learned until late in the lawsuit.

Because of these factors, we cannot reliably determine our potential liability for such claims until late in the lawsuit. We, therefore, do not record cumulative trauma product liability losses when a lawsuit is filed, but rather, when we learn sufficient information to determine that it is probable that we will incur a loss and the amount of loss can be reasonably estimated. We record expenses for defense costs associated with open cumulative trauma product liability lawsuits as incurred.

We cannot estimate any amount or range of possible losses related to resolving pending and future cumulative trauma product liability claims that we may face because of the factors described above. As new information about cumulative trauma product liability cases and future developments becomes available, we reassess our potential exposures.

A summary of cumulative trauma product liability claims activity follows:

	2012	2011	2010
Open claims, January 1	2,321	1,900	2,480
New claims	750	479	260
Settled and dismissed claims	(462)	(58)	(840)
Open claims, December 31	2,609	2,321	1,900

With some common contract exclusions, we maintain insurance for cumulative trauma product liability claims. We have purchased insurance policies from over 20 different insurance carriers that provide coverage for cumulative trauma product liability losses and related defense costs. In the normal course of business, we make payments to settle product liability claims and for related defense costs. We record receivables for the amounts that are covered by insurance. The available limits of these policies are many times our recorded insurance receivable balance.

Various factors could affect the timing and amount of recovery of our insurance receivables, including the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage and the extent to which insurers may become insolvent in the future.

Our insurance receivables at December 31, 2012 and 2011 totaled $130.0 million and $112.1 million, respectively, all of which is reported in other non-current assets.

A summary of insurance receivable balances and activity related to cumulative trauma product liability losses follows:

(In millions)	2012	2011	2010
Balance January 1	$112.1	$ 89.0	$ 91.7
Additions	29.7	35.6	30.9
Collections and settlements	(11.8)	(12.5)	(33.6)
Balance December 31	130.0	112.1	89.0

Additions to insurance receivables in the above table represent insured cumulative trauma product liability losses and related defense costs. Uninsured cumulative trauma product liability losses during the years ended December 31, 2012, 2011, and 2010 were $2.1 million, $1.1 million and $0.2 million, respectively.

Our aggregate cumulative trauma product liability losses and administrative and defense costs for the three years ended December 31, 2012, totaled approximately $99.7 million, substantially all of which was insured.

We believe that the increase in the insurance receivable balance that we have experienced since 2005 is primarily due to disagreements among our insurance carriers, and consequently with us, as to when their individual obligations to pay us are triggered and the amount of each insurer's obligation, as compared to other insurers. We believe that our insurers do not contest that they have issued policies to us or that these policies cover cumulative trauma product liability claims. We believe that our ability to successfully resolve our insurance litigation with various insurance carriers in recent years demonstrates that we have strong legal positions concerning our rights to coverage.

We regularly evaluate the collectability of the insurance receivables and record the amounts that we conclude are probable of collection. Our conclusions are based on our analysis of the terms of the underlying insurance policies, our experience in successfully recovering cumulative trauma product liability claims from our insurers under other policies, the financial ability of our insurance carriers to pay the claims, our understanding and interpretation of the relevant facts and applicable law and the advice of legal counsel, who believe that our insurers are required to provide coverage based on the terms of the policies.

Although the outcome of cumulative trauma product liability matters cannot be predicted with certainty and unfavorable resolutions could materially affect our results of operations on a quarter-to-quarter basis, based on information currently available and the amounts of insurance coverage available to us, we believe that the disposition of cumulative trauma product liability lawsuits that are pending against us will not have a materially adverse effect on our future results of operations, financial condition, or liquidity.

We are currently involved in insurance coverage litigations with various of our insurance carriers.

In 2009, we sued The North River Insurance Company (North River) in the United States District Court for the Western District of Pennsylvania, alleging that North River breached one of its insurance policies by failing to pay amounts owed to us and that it engaged in bad-faith claims handling. We believe that North River's refusal to indemnify us under the policy for product liability losses and legal fees paid by us is wholly contrary to Pennsylvania law and we are vigorously pursuing the legal actions necessary to collect all due amounts. Discovery is concluding and motions for summary judgment on certain issues will be submitted to the court in the first quarter of 2013. A trial date has not yet been scheduled.

In 2010, North River sued us in the Court of Common Pleas of Allegheny County, Pennsylvania seeking a declaratory judgment concerning their responsibilities under three additional policies shared with Allstate Insurance Company (as successor in interest to policies issued by the Northbrook Excess and Surplus Insurance Company). We asserted claims against North River and Allstate for breaches of contract for failures to pay amounts owed to us. We also alleged that North River engaged in bad-faith claims handling. We believe that North River's and Allstate's refusals to indemnify us under these policies for product liability losses and legal fees paid by us is wholly contrary to Pennsylvania law and we are vigorously pursuing the legal actions necessary to collect all due amounts. Discovery is concluding and motions for summary judgment on certain issues will be submitted to the court in the first quarter of 2013. A trial date has not yet been scheduled.

In July 2010, we filed a lawsuit in the Superior Court of the State of Delaware seeking declaratory and other relief from the majority of our excess insurance carriers concerning the future rights and obligations of MSA and our excess insurance carriers under various insurance policies. The reason for this insurance coverage action is to secure a comprehensive resolution of our rights under the insurance policies issued by our insurers. The case is currently in discovery. We have resolved our claims against certain of our insurance carriers on some of their policies through negotiated settlements. When settlement is reached, we dismiss the settling carrier from this action in Delaware.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. We evaluate these estimates and judgments on an on-going basis based on historical experience and various assumptions that we believe to be reasonable under the circumstances. However, different amounts could be reported if we had used different assumptions and in light of different facts and circumstances. Actual amounts could differ from the estimates and judgments reflected in our financial statements.

We believe that the following are the more critical judgments and estimates used in the preparation of our financial statements.

Accounting for contingencies. We accrue for contingencies when we believe that it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies relate to uncertainties that require our judgment both in assessing whether or not a liability or loss has been incurred and in estimating the amount of the probable loss. Significant contingencies affecting our financial statements include pending or threatened litigation, including product liability claims and product warranties.

Product liability. We face an inherent business risk of exposure to product liability claims arising from the alleged failure of our products to prevent the types of personal injury or death against which they are designed to protect. We categorize the product liability losses that we experience into two main categories, single incident and cumulative trauma. Single incident product liability claims are discrete incidents that are typically known to us when they occur and involve observable injuries and, therefore, more quantifiable damages. We maintain a reserve for single incident product liability claims, based on expected settlement costs for pending claims and an estimate of costs for unreported claims derived from experience, sales volumes and other relevant information. We evaluate our single incident product liability exposures on an ongoing basis and make adjustments to the reserve as new information becomes available.

Cumulative trauma product liability claims involve exposures to harmful substances that occurred many years ago and may have developed over long periods of time into diseases such as silicosis, asbestosis, or coal worker's pneumoconiosis. In our experience, until late in a lawsuit, we cannot reasonably determine whether it is probable that any given cumulative trauma lawsuit will ultimately result in a liability. This uncertainty is caused by many factors, including the following: cumulative trauma complaints generally do not provide information sufficient to determine if a loss is probable; cumulative trauma litigation is inherently unpredictable and information is often insufficient to determine if a lawsuit will develop into an actively litigated case; and even when a case is actively litigated, it is often difficult to determine if the lawsuit will be dismissed or otherwise resolved until late in the lawsuit. Moreover, even once it is probable that such a lawsuit will result in a loss, it is difficult to reasonably estimate the amount of actual loss that will be incurred. These amounts are highly variable and turn on a case-by-case analysis of the relevant facts, which are often not learned until late in the lawsuit. We, therefore, do not record cumulative trauma product liability losses when a lawsuit is filed, but rather, when we learn sufficient information to determine that it is probable that we will incur a loss and the amount of loss can be reasonably estimated.

We cannot estimate any amount or range of possible losses related to resolving pending and future cumulative trauma product liability claims that we may face because of the factors described above. As new information about cumulative trauma product liability claims and future developments becomes available, we reassess our potential exposures.

We record expenses for defense costs associated with open product liability lawsuits as incurred.

With some common contract exclusions, we maintain insurance for single incident and cumulative trauma product liability claims and related defense costs. In the normal course of business, we make payments to settle product liability claims and for related defense costs. We record receivables for the amounts that are covered by insurance.

Due to uncertainty as to the ultimate outcome of pending and threatened claims, as well as the incidence of future claims, it is possible that future results could be materially affected by changes in our assumptions and estimates related to product liability matters, including our estimates of amounts receivable from insurance carriers. Our product liability expense averaged less than 1% of net sales during the three years ended December 31, 2012.

Product warranties. We accrue for the estimated probable cost of product warranties at the time that sales are recognized. Our estimates are principally based on historical experience. We also accrue for our estimates of the probable costs of corrective action when significant product quality issues are identified. These estimates are principally based on our assumptions regarding the cost of corrective action and the probable number of units to be repaired or replaced. Our product warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Due to the uncertainty and potential volatility of these factors, it is possible that future results could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these matters. Our product warranty expense averaged approximately 1% of net sales during the three years ended December 31, 2012.

Income taxes. We recognize deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. We record valuation allowances to reduce deferred tax assets to the amounts that we estimate are probable to be realized. When assessing the need for valuation allowances, we consider projected future taxable income and prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in our judgments about the realizability of deferred tax assets in future years, we adjust the related valuation allowances in the period that the change in circumstances occurs. We had valuation allowances of $4.0 million and $2.8 million at December 31, 2012 and 2011, respectively.

We record an estimated income tax liability based on our best judgment of the amounts likely to be paid in the various tax jurisdictions in which we operate. We record tax benefits related to uncertain tax positions taken or expected to be taken on a tax return when such benefits meet a more likely than not threshold. We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. The tax liabilities ultimately paid are dependent on a number of factors, including the resolution of tax audits, and may differ from the amounts recorded. Tax liabilities are adjusted through income when it becomes probable that the actual liability differs from the amount recorded.

Pensions and other postretirement benefits. We sponsor certain pension and other postretirement benefit plans. Accounting for the net periodic benefit costs and credits for these plans requires us to estimate the cost of benefits to be provided well into the future and to attribute these costs over the expected work life of the employees participating in these plans. These estimates require our judgment about discount rates used to determine these obligations, expected returns on plan assets, rates of future compensation increases, rates of increase in future health care costs, participant withdrawal and mortality rates and participant retirement ages. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans and could cause net periodic benefit costs and credits to change materially from year-to-year. The discount rate assumptions used in determining projected benefit obligations are based on published long-term bond indices or a company-specific yield curve model.

Goodwill. In the third quarter of each year, or more frequently if indicators of impairment exist or if a decision is made to sell a business, we evaluate goodwill for impairment. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in the business climate, unanticipated competition, or slower growth rates, among others.

All goodwill is assigned to reporting units. For this purpose, we consider our operating segments to be our reporting units. We test goodwill for impairment by either performing a qualitative evaluation or a two-step quantitative test. The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. Factors considered as part of the qualitative assessment include entity-specific industry, market and general economic conditions. We may elect to bypass this qualitative evaluation for some or all of our reporting units and perform a two-step quantitative test. Quantitative testing involves comparing the estimated fair value of each reporting unit to its carrying value. We estimate reporting unit fair value using discounted cash flow (DCF) methodologies, as we believe forecasted cash flows are the best indicator of fair value. A number of significant assumptions and estimates are involved in the application of the DCF model, including sales volumes and prices, costs to produce, tax rates, capital spending, discount rates, and working capital changes. Cash flow forecasts are generally based on approved business unit operating plans for the early years and historical relationships in later years. The betas used in calculating the individual reporting units' weighted average cost of capital (WACC) rate are estimated for each reporting unit based on peer data.

In the event the estimated fair value of a reporting unit per the DCF model is less than the carrying value, additional analysis would be required. The additional analysis would compare the carrying amount of the reporting unit's goodwill with the implied fair value of that goodwill, which may involve the use of valuation experts. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized, which could significantly and adversely impact reported results of operations and shareholders' equity.

RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU updated measurement guidance to improve the comparability of fair value measurements between U.S.GAAP and International Financial Reporting Standards and enhanced disclosure requirements. The most significant change in disclosures is an expansion of information related to fair value measurements categorized within Level 3 of the fair value hierarchy. The adoption of this ASU on January 1, 2012 did not have a material effect on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income—Presentation of Comprehensive Income. This ASU requires net income and comprehensive income to be presented in either a single continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU 2011-12, which indefinitely deferred the ASU 2011-05 requirement related to the presentation of reclassification adjustments from accumulated other comprehensive income. The adoption of ASU 2011-05 on January 1, 2012 did not have a material effect on our results of operations or financial position, but did change the format of the presentation of comprehensive income.

In September 2011, the FASB issued ASU 2011-08, Intangibles-Goodwill and Other-Testing Goodwill for Impairment. This ASU reduces the complexity of performing an annual goodwill impairment test by permitting companies to perform an assessment of qualitative factors to determine whether additional goodwill impairment testing is necessary. The adoption of this ASU, on January 1, 2012 did not have a material effect on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income-Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires additional information about the amounts reclassified out of accumulated other comprehensive income by component. The ASU will be effective beginning in 2013. The adoption of this ASU will not have a material effect on our consolidated financial statements, but will change disclosures related to comprehensive income.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of adverse changes in the value of a financial instrument caused by changes in currency exchange rates, interest rates and equity prices. We are exposed to market risks related to currency exchange rates and interest rates.

Currency exchange rates. We are subject to the effects of fluctuations in currency exchange rates on various transactions and on the translation of the reported financial position and operating results of our non-U.S. companies from local currencies to U.S. dollars. A hypothetical 10% strengthening or weakening of the U.S. dollar would increase or decrease our reported sales and net income for the year ended December 31, 2012 by approximately $61.7 million and $3.5 million, respectively.

When appropriate, we may attempt to limit our transactional exposure to changes in currency exchange rates through contracts or other actions intended to reduce existing exposures by creating offsetting currency exposures. At December 31, 2012, we had open foreign currency forward contracts with a U.S. dollar notional value of $30.9 million. A hypothetical 10% increase in December 31, 2012 forward exchange rates would result in a $3.1 million increase in the fair value of these contracts.

Interest rates. We are exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations. Because of the relatively short maturities of temporary investments and the variable rate nature of our revolving credit facility and industrial development debt, these financial instruments are reported at carrying values which approximate fair values.

We have $160.0 million of fixed rate debt which matures at various dates through 2021. The incremental increase in the fair value of fixed rate long-term debt resulting from a hypothetical 10% decrease in interest rates would be approximately $2.9 million. However, our sensitivity to interest rate declines and the corresponding increase in the fair value of our debt portfolio would unfavorably affect earnings and cash flows only to the extent that we elected to repurchase or retire all or a portion of our fixed rate debt portfolio at prices above carrying values.

Actuarial assumptions. The most significant actuarial assumptions affecting our net periodic pension credit and pension obligations are discount rates, expected returns on plan assets and plan asset valuations. Discount rates and plan asset valuations are point-in-time measures. Expected returns on plan assets are based on our historical returns by asset class. The following table summarizes the impact of changes in significant actuarial assumptions on our December 31, 2012 actuarial valuations.

	Impact of Changes in Actuarial Assumptions					
	Change in Discount Rate		Change in Expected Return		Change in Market Value of Assets	
(In thousands)	+1%	-1%	+1%	-1%	+5%	-5%
(Decrease) increase in net benefit cost	$ (5,592)	$ 6,050	$(3,800)	$3,800	$ (811)	$ 809
(Decrease) increase in projected benefit obligation	(60,417)	70,013	—	—	—	—
Increase (decrease) in funded status	60,417	(70,013)	—	—	19,223	(19,223)

Item 8. Financial Statements and Supplementary Data

Management's Reports

Management's Report on Responsibility for Financial Reporting

Management of Mine Safety Appliances Company (the Company) is responsible for the preparation of the financial statements included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on the best estimates and judgments of management. The other financial information contained in this annual report is consistent with the financial statements.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

/s/ WILLIAM M. LAMBERT

William M. Lambert
Chief Executive Officer

/s/ DENNIS L. ZEITLER

Dennis L. Zeitler
Senior Vice President and Treasurer
Chief Financial Officer

February 20, 2013

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Mine Safety Appliances Company:

In our opinion, the consolidated balance sheets and related consolidated statements of income, comprehensive income, cash flows and changes in retained earnings and accumulated other comprehensive loss present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries (the "Company") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
February 19, 2013

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)	Year ended December 31, 2012	2011	2010
Net sales	$1,168,904	$1,173,227	$976,631
Other income, net	10,991	5,381	6,037
	1,179,895	1,178,608	982,668
Costs and expenses			
Cost of products sold	666,172	702,991	606,532
Selling, general and administrative	321,234	306,367	262,940
Research and development	40,900	39,245	32,784
Restructuring and other charges	2,787	8,559	14,121
Interest expense	11,361	14,117	8,707
Currency exchange losses, net	3,151	2,511	235
	1,045,605	1,073,790	925,319
Income before income taxes	134,290	104,818	57,349
Provision for income taxes	42,529	34,773	18,290
Net income	91,761	70,045	39,059
Net income attributable to noncontrolling interests	(1,124)	(193)	(955)
Net income attributable to Mine Safety Appliances Company	90,637	69,852	38,104
Earnings per share attributable to Mine Safety Appliances Company common shareholders			
Basic	$ 2.45	$ 1.91	$ 1.06
Diluted	$ 2.42	$ 1.87	$ 1.05

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,		
(In thousands)	2012	2011	2010
Net income	$ 91,761	$ 70,045	$39,059
Foreign currency translation adjustments	3,846	(15,980)	2,511
Pension and post-retirement plan adjustments	(28,018)	(44,218)	(28)
Comprehensive income	67,589	9,847	41,542
Comprehensive (income) loss attributable to noncontrolling interests	(840)	1,137	(1,898)
Comprehensive income attributable to Mine Safety Appliances Company	66,749	10,984	39,644

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED BALANCE SHEET

(In thousands, except share amounts)		December 31, 2012	December 31, 2011
Assets			
Current Assets	Cash and cash equivalents	$ 82,718	$ 59,938
	Trade receivables, less allowance for doubtful accounts of $7,402 and $7,043	191,289	192,627
	Inventories	136,300	141,475
	Deferred tax assets	17,727	21,744
	Income taxes receivable	6,342	13,769
	Prepaid expenses and other current assets	29,172	29,296
	Total current assets	463,548	458,849
Property	Land	5,267	5,142
	Buildings	107,082	104,575
	Machinery and equipment	334,951	333,846
	Construction in progress	10,444	13,472
	Total	457,744	457,035
	Less accumulated depreciation	(310,279)	(311,272)
	Net property	147,465	145,763
Other Assets	Prepaid pension cost	42,818	58,075
	Deferred tax assets	17,018	12,065
	Goodwill	258,400	259,084
	Other noncurrent assets	182,497	181,216
	Total assets	1,111,746	1,115,052
Liabilities			
Current Liabilities	Notes payable and current portion of long-term debt	$ 6,823	$ 8,263
	Accounts payable	59,519	50,208
	Employees' compensation	41,602	38,400
	Insurance and product liability	15,025	15,738
	Taxes on income	4,389	3,051
	Other current liabilities	61,442	56,110
	Total current liabilities	188,800	171,770
Long-Term Debt		272,333	334,046
Other Liabilities	Pensions and other employee benefits	151,536	124,310
	Deferred tax liabilities	17,249	30,458
	Other noncurrent liabilities	11,124	15,057
	Total liabilities	641,042	675,641
Commitments and Contingencies (Note 19)			
Shareholders' Equity			
	Mine Safety Appliances Company shareholders' equity:		
	Preferred stock, 4 ½% cumulative, $50 par value (callable at $52.50)	3,569	3,569
	Common stock, no par value (shares outstanding: 2012—37,007,799 and 2011—36,692,590)	112,135	97,276
	Stock compensation trust	(3,891)	(6,070)
	Treasury shares, at cost	(269,739)	(266,231)
	Accumulated other comprehensive loss	(127,072)	(103,184)
	Retained earnings	747,953	708,306
	Total Mine Safety Appliances Company shareholders' equity	462,955	433,666
	Noncontrolling interests	7,749	5,745
	Total shareholders' equity	470,704	439,411
	Total liabilities and shareholders' equity	1,111,746	1,115,052

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)	Year ended December 31, 2012	2011	2010
Operating Activities			
Net income	$ 91,761	$ 70,045	$ 39,059
Depreciation and amortization	31,702	32,866	29,192
Pensions	3,673	(4,967)	(6,391)
Net gain from investing activities—disposal of assets	(8,396)	(3,328)	(5,135)
Stock-based compensation	10,010	7,732	7,335
Deferred income tax provision	213	8,800	7,162
Other noncurrent assets and liabilities	(14,104)	(24,130)	(32,493)
Currency exchange losses, net	3,151	2,511	235
Excess tax benefit related to stock plans	(2,799)	(632)	(3,462)
Other, net	1,103	(1,335)	(1,693)
Operating cash flow before changes in certain working capital items	116,314	87,562	33,809
Trade receivables	2,346	(217)	(10,191)
Inventories	2,677	(1,230)	(10,744)
Accounts payable and accrued liabilities	17,776	(398)	11,145
Income taxes receivable, prepaid expenses and other current assets	11,363	(459)	7,587
Decrease (increase) in certain working capital items	34,162	(2,304)	(2,203)
Cash Flow From Operating Activities	150,476	85,258	31,606
Investing Activities			
Capital expenditures	(32,209)	(30,390)	(25,024)
Property disposals	20,193	18,687	5,699
Acquisitions, net of cash, acquired and other investing	(5,269)	—	(262,250)
Cash Flow From Investing Activities	(17,285)	(11,703)	(281,575)
Financing Activities			
(Payments on) proceeds from short-term debt, net	(128)	137	(6,169)
Proceeds from long-term debt	183,500	164,000	325,000
Payments on long-term debt	(246,500)	(199,000)	(40,000)
Cash dividends paid	(50,990)	(37,741)	(35,928)
Company stock purchases	(3,508)	(624)	(7,572)
Exercise of stock options	4,306	1,316	7,809
Excess tax benefit related to stock plans	2,799	632	3,462
Cash Flow From Financing Activities	(110,521)	(71,280)	246,602
Effect of exchange rate changes on cash and cash equivalents	110	(2,097)	1,144
Increase (decrease) in cash and cash equivalents	22,780	178	(2,223)
Beginning cash and cash equivalents	59,938	59,760	61,983
Ending cash and cash equivalents	82,718	59,938	59,760
Supplemental cash flow information:			
Interest payments	$ 10,772	$ 13,969	$ 8,379
Income tax payments	29,807	21,739	25,383

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED STATEMENT OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE LOSS

(In thousands)	Retained Earnings	Accumulated Other Comprehensive (Loss) Income
Balances January 1, 2010	$674,019	$ (45,856)
Net income	39,059	—
Foreign currency translation adjustments	—	2,511
Pension and post-retirement plan adjustments, net of tax of $205	—	(28)
Income attributable to noncontrolling interests	(955)	(943)
Common dividends	(35,886)	—
Preferred dividends	(42)	—
Balances December 31, 2010	676,195	(44,316)
Net income	70,045	—
Foreign currency translation adjustments	—	(15,980)
Pension and post-retirement plan adjustments, net of tax of $28,636	—	(44,218)
(Income) loss attributable to noncontrolling interests	(193)	1,330
Common dividends	(37,699)	—
Preferred dividends	(42)	—
Balances December 31, 2011	708,306	(103,184)
Net income	91,761	—
Foreign currency translation adjustments	—	3,846
Pension and post-retirement plan adjustments, net of tax of $11,364	—	(28,018)
(Income) loss attributable to noncontrolling interests	(1,124)	284
Common dividends	(50,948)	—
Preferred dividends	(42)	—
Balances December 31, 2012	747,953	(127,072)

Components of accumulated other comprehensive loss are as follows:

(In thousands)	December 31		
	2012	2011	2010
Cumulative translation adjustments	$ 4,959	$ 829	$ 15,479
Pension and post-retirement plan adjustments	(132,031)	(104,013)	(59,795)
Accumulated other comprehensive loss	(127,072)	(103,184)	(44,316)

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of the company and all subsidiaries. Intercompany accounts and transactions are eliminated. Certain prior year amounts have been reclassified to conform with the current year presentation.

Noncontrolling Interests—Noncontrolling interests reflect noncontrolling shareholders' investments in certain consolidated subsidiaries and their proportionate share of the income and accumulated other comprehensive income of those subsidiaries.

Currency Translation—The functional currency of all significant non-U.S. subsidiaries is the local currency. Assets and liabilities of these operations are translated at year-end exchange rates. Income statement accounts are translated using the average exchange rates for the reporting period. Translation adjustments for these companies are reported as a component of shareholders' equity and are not included in income. Foreign currency transaction gains and losses are included in net income for the reporting period.

Cash Equivalents—Cash equivalents include temporary deposits with financial institutions and highly liquid investments with original maturities of 90 days or less.

Inventories—Inventories are stated at the lower of cost or market. Most U.S. inventories are valued on the last-in, first-out (LIFO) cost method. Other inventories are valued on the average cost method or at standard costs which approximate actual costs.

Property and Depreciation—Property is recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets, generally as follows: buildings 20 to 40 years and machinery and equipment 3 to 10 years. Expenditures for significant renewals and improvements are capitalized. Ordinary repairs and maintenance are expensed as incurred. Gains or losses on property dispositions are included in income and the cost and related depreciation are removed from the accounts. Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $27.5 million, $27.1 million and $25.5 million, respectively.

Goodwill and Other Intangible Assets—Intangible assets are amortized on a straight-line basis over their useful lives. Intangible assets are reviewed for possible impairment whenever circumstances change such that the recorded value of the asset may not be recoverable. Goodwill is not amortized, but is subject to impairment write-down tests. We test the goodwill of each of our reporting units for impairment at least annually. The annual goodwill impairment tests are performed as of September 30 each year. All goodwill is assigned to reporting units. For this purpose, we consider our operating segments to be our reporting units. We test goodwill for impairment by either performing a qualitative evaluation or a two-step quantitative test. The qualitative evaluation is an assessment of various factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. Factors considered as part of the qualitative assessment include entity-specific industry, market and general economic conditions. We may elect to bypass the qualitative assessment for some or all of our reporting units and perform a two-step quantitative test. Quantitative testing involves estimating a reporting unit's fair value. We estimate reporting unit fair value using discounted cash flow methodologies. There has been no impairment of our goodwill as of December 31, 2012.

Revenue Recognition—Revenue from the sale of products is recognized when title, ownership and the risk of loss have transferred to the customer, which generally occurs either when product is shipped to the customer or, in the case of most U.S. distributor customers, when product is delivered to the customer's delivery site. We establish our shipping terms according to local practice and market characteristics. We do not ship product unless we have an order or other documentation authorizing shipment to our customers. We make appropriate provisions for uncollectible accounts receivable and product returns, both of which have historically been insignificant in relation to our net sales. Certain distributor customers receive price rebates based on their level of purchases and other performance criteria that are documented in established distributor programs. These rebates are accrued as a reduction of net sales as they are earned by the customer.

Shipping and Handling—Shipping and handling expenses for products sold to customers are charged to cost of products sold as incurred. Amounts billed to customers for shipping and handling are included in net sales.

Product Warranties—Estimated expenses related to product warranties and additional service actions are charged to cost of products sold in the period in which the related revenue is recognized or when significant product quality issues are identified.

Research and Development—Research and development costs are expensed as incurred.

Income Taxes—Deferred income taxes are provided for temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. We record tax benefits related to uncertain tax positions taken or expected to be taken on a tax return when such benefits meet a more likely than not threshold. We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. No provision is made for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely.

Stock-Based Compensation—We account for stock-based compensation in accordance with the FASB guidance on share-based payment, which requires that we recognize compensation expense for employee and non-employee director stock-based compensation based on the grant date fair value. Except for retirement-eligible participants, for whom there is no requisite service period, this expense is recognized ratably over the requisite service periods following the date of grant. For retirement-eligible participants, this expense is recognized at the grant date.

Derivative Instruments—We may use derivative instruments to minimize the effects of changes in currency exchange rates. We do not enter into derivative transactions for speculative purposes and do not hold derivative instruments for trading purposes. Changes in the fair value of derivative instruments designated as fair value hedges are recorded in the balance sheet as adjustments to the underlying hedged asset or liability. Changes in the fair value of derivative instruments that do not qualify for hedge accounting treatment are recognized in the income statement in the current period.

Note 2—Restructuring and Other Charges

During the years ended December 31, 2012, 2011 and 2010, we recorded charges of $2.8 million, $8.6 million and $14.1 million, respectively. These charges were primarily related to reorganization activities.

For the year ended December 31, 2012, North American, European and International segment charges of $1.5 million, $1.1 million and $0.2 million, respectively, were primarily related to severance costs associated with staff reductions.

For the year ended December 31, 2011, European segment charges of $5.8 million related primarily to staff reductions and the transfer of certain production activities to China. North American segment charges for the year ended December 31, 2011 of $1.7 million included costs associated with the relocation of certain administrative and production activities. International segment charges for the year ended December 31, 2011 of $1.1 million were primarily related to severance costs associated with the relocation of our Wuxi, China operations to Suzhou, China.

For the year ended December 31, 2010, European segment charges of $8.8 million related primarily to a focused voluntary retirement incentive program in Germany and severance costs associated with staff reductions. North American segment charges for the year ended December 31, 2010 of $3.8 million included stay bonuses and other costs associated with the transfer of certain production and administrative activities. International segment charges for the year ended December 31, 2010 of $1.5 million were primarily related to severance costs associated with staff reductions.

Note 3—Inventories

	December 31,	
(In thousands)	**2012**	**2011**
Finished products	$ 72,658	$ 65,687
Work in process	13,473	17,000
Raw materials and supplies	50,169	58,788
Total inventories	136,300	141,475
Excess of FIFO costs over LIFO costs	46,519	47,368
Total FIFO inventories	182,819	188,843

Inventories stated on the LIFO basis represent 16% and 18% of total inventories at December 31, 2012 and 2011, respectively.

Reductions in certain inventory quantities during the years ended December 31, 2012 and 2011 resulted in liquidations of LIFO inventories carried at lower costs prevailing in prior years. The effect of LIFO liquidations during 2012 reduced cost of sales by $0.8 million and increased net income by $0.5 million. The effect of LIFO liquidations during 2011 reduced cost of sales by $0.5 million and increased net income by $0.3 million.

Note 4—Capital Stock

- Common stock, no par value—180,000,000 shares authorized.
- Second cumulative preferred voting stock, $10 par value—1,000,000 shares authorized; none issued.
- 4 ½% cumulative preferred nonvoting stock, $50 par value—100,000 shares authorized; 71,373 shares issued and 52,878 shares ($1.8 million) held in treasury. There were no treasury share purchases during the three years ended December 31, 2012.

Common stock activity is summarized as follows:

(Dollars in thousands)	Shares			Dollars		
	Issued	Stock Compensation Trust	Treasury	Common Stock	Stock Compensation Trust	Treasury Cost
Balances January 1, 2010	62,081,391	(2,174,204)	(23,934,669)	$ 74,269	$(11,349)	$(256,283)
Restricted stock awards	—	162,925	—	(850)	850	—
Restricted stock expense	—	—	—	4,103	—	—
Restricted stock forfeitures	—	—	(1,092)	(40)	—	—
Stock options exercised	—	650,565	—	4,413	3,396	—
Stock option expense	—	—	—	2,748	—	—
Performance stock expense	—	—	—	524	—	—
Tax benefit related to stock plans	—	—	—	3,462	—	—
Treasury shares purchased	—	—	(265,190)	—	—	(7,572)
Balances December 31, 2010	62,081,391	(1,360,714)	(24,200,951)	88,629	(7,103)	(263,855)
Restricted stock awards	—	103,815	—	(542)	542	—
Restricted stock expense	—	—	—	4,376	—	—
Restricted stock forfeitures	—	—	(7,469)	(6)	—	—
Stock options exercised	—	94,115	—	825	491	—
Stock option expense	—	—	—	2,343	—	—
Performance stock expense	—	—	—	1,019	—	—
Tax benefit related to stock plans	—	—	—	632	—	—
Treasury shares purchased	—	—	(17,597)	—	—	(624)
Balances December 31, 2011	62,081,391	(1,162,784)	(24,226,017)	97,276	(6,070)	(264,479)
Restricted stock awards	—	136,295	—	(711)	711	—
Restricted stock expense	—	—	—	4,891	—	—
Restricted stock forfeitures	—	—	(10,815)	(147)	—	—
Stock options exercised	—	223,022	—	3,141	1,165	—
Stock option expense	—	—	—	2,435	—	—
Performance stock issued	—	58,037	—	(303)	303	—
Performance stock expense	—	—	—	2,831	—	—
Tax benefit related to stock plans	—	—	—	2,799	—	—
Treasury shares purchased	—	—	(91,330)	—	—	(3,508)
Other, net	—	—	—	(77)	—	—
Balances December 31, 2012	62,081,391	(745,430)	(24,328,162)	112,135	(3,891)	(267,987)

The Mine Safety Appliances Company Stock Compensation Trust was established to provide shares for certain benefit plans, including the management and non-employee directors' equity incentive plans. Shares held by the Stock Compensation Trust, and the corresponding cost of those shares, are reported as a reduction of common shares issued. Differences between the cost of the shares held by the Stock Compensation Trust and the market value of shares released for stock-related benefits are reflected in common stock issued.

Note 5—Segment Information

We are organized into eleven geographic operating segments based on management responsibilities. The operating segments have been aggregated (based on economic similarities, the nature of their products, end-user markets and methods of distribution) into three reportable segments: North America, Europe and International. Reportable segment information is presented in the following table:

(In thousands)	North America	Europe	International	Reconciling Items	Consolidated Totals
2012					
Sales to external customers	$551,927	$289,549	$327,428	$ —	$1,168,904
Intercompany sales	114,354	98,096	18,641	(231,091)	—
Net income attributable to Mine Safety Appliances Company	70,930	12,913	22,318	(15,524)	90,637
Total assets	726,476	352,601	205,959	(173,290)	1,111,746
Interest income	364	147	1,000	14	1,525
Interest expense	106	350	95	10,810	11,361
Noncash items:					
Depreciation and amortization	21,446	5,354	4,902	—	31,702
Pension income (expense)	2,138	(4,700)	(1,111)	—	(3,673)
Income tax provision	42,480	4,858	9,214	(14,023)	42,529
Capital expenditures	20,129	5,106	6,974	—	32,209
Long-lived assets	119,642	29,882	36,589	—	186,113
2011					
Sales to external customers	561,140	286,753	325,334	—	1,173,227
Intercompany sales	100,094	116,471	18,305	(234,870)	—
Net income attributable to Mine Safety Appliances Company	57,914	7,331	27,152	(22,545)	69,852
Total assets	742,707	340,305	194,127	(162,087)	1,115,052
Interest income	78	192	1,267	324	1,861
Interest expense	29	253	138	13,697	14,117
Noncash items:					
Depreciation and amortization	22,036	6,239	4,591	—	32,866
Pension income (expense)	10,800	(5,638)	(195)	—	4,967
Income tax provision	34,327	3,994	6,442	(9,990)	34,773
Capital expenditures	20,035	4,384	5,971	—	30,390
Long-lived assets	127,361	29,981	35,540	—	192,882
2010					
Sales to external customers	464,012	251,107	261,512	—	976,631
Intercompany sales	84,905	92,526	16,410	(193,841)	—
Net income attributable to Mine Safety Appliances Company	44,560	(5,371)	15,835	(16,920)	38,104
Total assets	810,345	336,095	205,837	(155,089)	1,197,188
Interest income	329	110	1,212	328	1,979
Interest expense	51	160	100	8,396	8,707
Noncash items:					
Depreciation and amortization	18,918	6,116	4,158	—	29,192
Pension income (expense)	13,451	(6,590)	(470)	—	6,391
Income tax provision	22,032	769	5,720	(10,231)	18,290
Capital expenditures	16,806	4,667	3,551	—	25,024
Long-lived assets	142,241	33,199	35,229	—	210,669

Reconciling items consist primarily of intercompany eliminations and items reported at the corporate level.

Geographic information on sales to external customers, based on country of origin:

(In thousands)	2012	2011	2010
United States	$ 527,550	$ 538,257	$447,029
Germany	74,557	75,536	77,858
Other	566,797	559,434	451,744
Total	1,168,904	1,173,227	976,631

Geographic information on long-lived assets, based on country of origin:

(In thousands)	2012	2011	2010
United States	$116,539	$124,035	$139,161
Germany	8,781	9,425	10,570
Other	60,793	59,422	60,938
Total	186,113	192,882	210,669

Note 6—Earnings per Share

Basic earnings per share is computed by dividing net income, after the deduction of preferred stock dividends and undistributed earnings allocated to participating securities, by the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the issuance of common stock for all potentially dilutive share equivalents outstanding not classified as participating securities. Participating securities are defined as unvested stock-based payment awards that contain nonforfeitable rights to dividends.

(In thousands, except per share amounts)	2012	2011	2010
Net income attributable to Mine Safety Appliances Company	$90,637	$69,852	$38,104
Preferred stock dividends	(42)	(42)	(42)
Income available to common equity	90,595	69,810	38,062
Dividends and undistributed earnings allocated to participating securities	(865)	(755)	(365)
Income available to common shareholders	89,730	69,055	37,697
Basic earnings per common share	$ 2.45	$ 1.91	$ 1.06
Diluted earnings per common share	$ 2.42	$ 1.87	$ 1.05
Basic shares outstanding	36,564	36,221	35,880
Stock options and other stock compensation	478	610	542
Diluted shares outstanding	37,042	36,831	36,422
Antidilutive stock options	744	894	760

Note 7—Income Taxes

(In thousands)	2012	2011	2010
Components of income before income taxes			
U.S. income	$ 67,041	$ 58,817	$38,398
Non-U.S. income	67,249	46,001	18,951
Income before income taxes	134,290	104,818	57,349
Provision for income taxes			
Current			
Federal	$ 18,774	$ 6,829	$ 9,498
State	2,556	872	149
Non-U.S.	20,986	18,272	1,481
Total current provision	42,316	25,973	11,128
Deferred			
Federal	(518)	10,853	3,862
State	(125)	772	194
Non-U.S.	856	(2,825)	3,106
Total deferred provision	213	8,800	7,162
Provision for income taxes	42,529	34,773	18,290

Reconciliation of the U.S. federal income tax rates to our effective tax rate:

	2012	2011	2010
U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes—U.S.	1.2	1.0	0.4
Taxes on non-U.S. income	(1.4)	(2.1)	(0.8)
Research and development credit	—	(1.3)	(2.3)
Manufacturing deduction credit	(1.9)	(0.3)	(1.9)
Valuation allowances	(0.2)	0.1	2.0
Other	(1.0)	0.8	(0.5)
Effective income tax rate	31.7%	33.2%	31.9%

Components of deferred tax assets and liabilities:

(In thousands)	December 31, 2012	December 31, 2011
Deferred tax assets		
Book expenses capitalized for tax	$ 8,213	$ —
Postretirement benefits	19,282	13,561
Inventory reserves	4,780	3,773
Vacation allowances	1,240	1,319
Net operating losses and tax credit carryforwards	7,558	9,436
Post employment benefits	1,006	2,400
Foreign tax credit carryforwards (expiring in 2019)	212	3,463
Stock options	9,672	7,815
Liability insurance	2,754	4,116
Basis of capital assets	1,013	1,102
Warranties	3,078	2,903
Reserve for doubtful accounts	1,547	1,581
Deferred revenue	261	217
Other	4,014	3,788
Total deferred tax assets	64,630	55,474
Valuation allowances	(3,961)	(2,777)
Net deferred tax assets	60,669	52,697
Deferred tax liabilities		
Property, plant and equipment	(10,547)	(13,565)
Pension	(10,915)	(18,609)
Intangibles	(21,492)	(16,209)
Other	(322)	(973)
Total deferred tax liabilities	(43,276)	(49,356)
Net deferred taxes	17,393	3,341

At December 31, 2012, we had net operating loss carryforwards of approximately $30.4 million, all of which are in non-U.S. tax jurisdictions. Net operating loss carryforwards of $0.2 million, $0.9 million and $0.1 million will expire in 2014, 2015 and 2016, respectively. The remainder may be carried forward indefinitely.

No deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries, which amounted to $258.0 million as of December 31, 2012. These earnings are considered to be reinvested for an indefinite period of time. It is not practicable to determine the deferred tax liability on these undistributed earnings.

A reconciliation of the change in the tax liability for unrecognized tax benefits for the years ended December 31, 2012 and 2011 is as follows:

(In thousands)	2012	2011
Beginning balance	$12,827	$11,827
Adjustments for tax positions related to the current year	(2,672)	1,268
Adjustments for tax positions related to prior years	(367)	(9)
Statute expiration	(268)	(259)
Ending balance	9,520	12,827

The total amount of unrecognized tax benefits, if recognized, would reduce our future effective tax rate. We have recognized tax benefits associated with these liabilities in the amount of $8.6 million and $11.4 million at December 31, 2012 and 2011, respectively.

We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. Our liability for accrued interest and penalties related to uncertain tax positions was $0.9 million at December 31, 2011. During 2012, we reduced interest related to uncertain tax positions by $0.2 million. Our liability for accrued interest and penalties related to uncertain tax positions was $0.7 million at December 31, 2012.

We file a U.S. federal income tax return along with various state and foreign income tax returns. Examinations of our U.S. federal returns have been completed through 2006, and the 2007 and 2008 tax years were closed by statute. Various state and foreign income tax returns may be subject to tax audits after 2006.

Note 8—Stock Plans

The 2008 Management Equity Incentive Plan provides for various forms of stock-based compensation for eligible key employees through May 2018. Management stock-based compensation includes stock options, restricted stock and performance stock units. The 2008 Non-Employee Directors' Equity Incentive Plan provides for grants of stock options and restricted stock to non-employee directors through May 2018. Stock options are granted at market value option prices and expire after ten years. Stock options are exercisable beginning three years after the grant date. Restricted stock is granted without payment to the company and generally vests three years after the grant date. In general, unvested stock options, restricted stock and performance stock units are forfeited if the participant's employment with the company terminates for any reason other than retirement, death or disability. Certain restricted stock for management retention vests in three equal tranches four, five and six years after the grant date. Unvested restricted stock for management retention is forfeited if the participant's employment with the company terminates for any reason other than death or disability. Restricted stock is valued at the market value of the stock on the grant date. The final number of shares to be issued for performance stock units may range from zero to 200% of the target award based on achieving a targeted return on net assets, total shareholder return or other specific performance or market conditions over the performance period. Performance stock units with a performance condition are valued at the market value of the stock on the grant date. Performance stock units with a market condition are valued at an estimated fair value using a Monte Carlo model. We issue Stock Compensation Trust shares or new shares for stock option exercises and grants of restricted stock and performance stock. As of December 31, 2012, there were 2,052,924 and 207,952 shares, respectively, reserved for future grants under the management and non-employee directors' equity incentive plans.

Stock-based compensation expense was as follows:

(In thousands)	2012	2011	2010
Restricted stock	$ 4,744	$4,370	$4,063
Stock options	2,435	2,343	2,748
Performance stock	2,831	1,019	524
Total compensation expense before income taxes	10,010	7,732	7,335
Income tax benefit	3,700	2,825	2,653
Total compensation expense, net of income tax benefit	6,310	4,907	4,682

We did not capitalize any stock-based compensation expense in 2012, 2011, or 2010.

Stock option expense is based on the fair value of stock option grants estimated on the grant dates using the Black-Scholes option pricing model and the following weighted average assumptions for options granted in 2012, 2011 and 2010.

	2012	2011	2010
Fair value per option	$10.77	$9.94	$7.21
Risk-free interest rate	1.2%	2.6%	3.0%
Expected dividend yield	3.1%	3.6%	3.9%
Expected volatility	41%	40%	40%
Expected life (years)	6.1	6.1	6.1

The risk-free interest rate is based on the U.S. Treasury Constant Maturity rates as of the grant date converted into an implied spot rate yield curve. Expected dividend yield is based on the most recent annualized dividend divided by the one year average closing share price. Expected volatility is based on the ten year historical volatility using daily stock prices. Expected life is based on historical stock option exercise data.

A summary of option activity follows:

	Shares	Weighted Average Exercise Price	Exercisable at Year-end
Outstanding January 1, 2010	2,085,075	$25.01	
Granted	323,978	25.06	
Exercised	(650,565)	12.00	
Expired	(9,485)	46.73	
Outstanding December 31, 2010	1,749,003	29.74	791,759
Granted	166,247	34.09	
Exercised	(94,115)	13.99	
Expired	(2,495)	44.08	
Outstanding December 31, 2011	1,818,640	30.94	907,598
Granted	196,469	37.33	
Exercised	(223,022)	18.93	
Expired	(5,093)	43.33	
Forfeited	(2,334)	36.69	
Outstanding December 31, 2012	1,784,660	33.05	1,100,300

For various exercise price ranges, characteristics of outstanding and exercisable stock options at December 31, 2012 were as follows:

	Stock Options Outstanding		
		Weighted-Average	
Range of Exercise Prices	Shares	Exercise Price	Remaining Life
$10.65 – $21.71	357,569	$18.03	6.0 Years
$24.63 – $37.33	683,185	30.21	7.7
$40.08 – $50.25	743,906	42.88	3.4
$10.65 – $50.25	1,784,660	33.05	5.6

	Stock Options Exercisable		
		Weighted-Average	
Range of Exercise Prices	Shares	Exercise Price	Remaining Life
$10.65 – $13.57	328,445	$17.70	6.0 Years
$25.07 – $28.06	49,349	23.27	4.2
$40.08 – $50.25	722,506	42.89	3.2
$10.65 – $50.25	1,100,300	34.49	4.1

Cash received from the exercise of stock options was $4.3 million, $1.3 million and $7.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. The tax benefit we realized from these exercises was $1.6 million, $0.7 million and $4.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The aggregate intrinsic value of stock options exercisable at December 31, 2012 was $9.0 million. The aggregate intrinsic value of all stock options outstanding at December 31, 2012 was $17.2 million.

A summary of restricted stock activity follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2010	338,206	$28.99
Granted	185,216	25.38
Vested	(46,125)	39.88
Forfeited	(3,660)	23.93
Unvested at December 31, 2010	473,637	26.56
Granted	125,603	33.61
Vested	(76,505)	44.39
Forfeited	(10,481)	24.87
Unvested at December 31, 2011	512,254	25.66
Granted	130,985	37.61
Vested	(209,897)	20.44
Forfeited	(15,499)	28.37
Unvested at December 31, 2012	417,843	31.92

A summary of performance stock unit activity follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2010	61,974	$17.83
Granted	41,984	24.63
Performance adjustments	(18,329)	20.75
Unvested at December 31, 2010	85,629	20.53
Granted	48,820	33.09
Performance adjustments	(7,506)	21.14
Forfeited	(1,500)	30.53
Unvested at December 31, 2011	125,443	25.27
Granted	54,928	41.33
Vested	(47,706)	18.23
Performance adjustments	5,679	26.39
Forfeited	(672)	41.45
Unvested at December 31, 2012	137,672	35.85

During the years ended December 31, 2012, 2011 and 2010, the total intrinsic value of stock options exercised (the difference between the market price on the date of exercise and the option price paid to exercise the option) was $4.4 million, $1.8 million and $10.9 million, respectively. The fair values of restricted stock vested during the years ended December 31, 2012, 2011 and 2010 were $8.0 million, $2.6 million and $1.2 million, respectively. The fair value of performance stock units vested during the year ended December 31, 2012 was $1.9 million.

On December 31, 2012, there was $5.5 million of unrecognized stock-based compensation expense. The weighted average period over which this expense is expected to be recognized was approximately one year.

Note 9—Long-Term Debt

(In thousands)	December 31, 2012	December 31, 2011
Industrial development debt issues payable through 2022, 0.30%	$ 4,000	$ 4,000
Senior Notes payable through 2012, 8.39%	—	8,046
Senior Notes payable through 2021, 5.41%	60,000	60,000
Senior Notes payable through 2021, 4.00%	100,000	100,000
Senior revolving credit facility maturing in 2016	115,000	170,000
Total	279,000	342,046
Amounts due within one year	6,667	8,000
Long-term debt	272,333	334,046

Our unsecured senior revolving credit facility provides for borrowings up to $300.0 million through November 2016 and is subject to certain commitment fees. Loans made under the senior revolving credit facility bear interest at a variable rate. Loan proceeds may be used for general corporate purposes, including working capital, permitted acquisitions, capital expenditures and repayment of existing indebtedness. The credit agreement also provides for an uncommitted incremental facility that permits us, subject to certain conditions, to request an increase in the senior credit facility of up to $50.0 million. At December 31, 2012, $185.0 million of the $300.0 million senior revolving credit facility was unused.

Approximate maturities on our long-term debt over the next five years are $6.7 million in 2013, $6.7 million in 2014, $6.7 million in 2015, $121.7 million in 2016, $26.7 million in 2017, and $110.5 million thereafter. Some debt agreements require us to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt. We were in compliance with our debt covenants at December 31, 2012.

Note 10—Goodwill and Intangible Assets

Changes in goodwill during the years ended December 31, 2012 and 2011 were as follows:

(In thousands)	2012	2011
Net balance at January 1	$259,084	$263,089
Disposals	(1,800)	(1,800)
Currency translation	1,116	(2,205)
Net balance at December 31	258,400	259,084

At December 31, 2012, goodwill of $196.5 million, $59.2 million and $2.7 million related to the North American, European and International reporting segments, respectively.

Changes in intangible assets, net of accumulated amortization, during the years ended December 31, 2012 and 2011 were as follows:

(In thousands)	2012	2011
Net balance at January 1	$47,119	$53,880
Amortization expense	(4,181)	(5,728)
Disposals	—	(518)
Impairment losses	(4,272)	—
Currency translation	(18)	(515)
Net balance at December 31	38,648	47,119

Intangible assets include patents and technology, license agreements, copyrights, trade names and distribution agreements. Intangible assets are reported in other noncurrent assets. At December 31, 2012, intangible assets totaled $38.6 million, net of impairment reserves and accumulated amortization of $28.3 million. Intangible asset amortization expense over the next five years is expected to be approximately $3.7 million in 2013, $3.7 million in 2014, $3.7 million in 2015, $3.5 million in 2016 and $3.1 million in 2017.

In December 2012, we discontinued our firefighter location development project and commenced an active program to sell the related intangible assets. As a result of this decision, we recognized an impairment loss $4.3 million to write-off the carrying value of these intangibles, consisting primarily of patents and trade secrets. The impairment loss is reported in other income in the income statement and included in Reconciling Items in segment information.

During 2012, we sold certain assets related to our North American ballistic helmet business, resulting in the disposal of $1.8 million of goodwill. During 2011, we sold certain assets related to our ballistic vest business, resulting in disposals of goodwill and intangible assets of $1.8 million and $0.5 million, respectively. The impact of these transactions and the operating results of the North American ballistic helmet and ballistic vest businesses were not material to net income or earnings per share for all periods presented and are not expected to be significant to future results.

Note 11—Pensions and Other Postretirement Benefits

We maintain various defined benefit and defined contribution plans covering the majority of our employees. Our principal U.S. plan is funded in compliance with the Employee Retirement Income Security Act (ERISA). It is our general policy to fund current costs for the international plans, except in Germany and Mexico, where it is common practice and permissible under tax laws to accrue book reserves.

We provide health care benefits and limited life insurance for certain retired employees who are covered by our principal U.S. defined benefit pension plan until they become Medicare-eligible.

Information pertaining to defined benefit pension plans and other postretirement benefits plans is provided in the following table:

(In thousands)	Pension Benefits		Other Benefits	
	2012	2011	2012	2011
Change in Benefit Obligations				
Benefit obligations at January 1	$ 394,269	$349,755	$ 30,425	$ 32,734
Service cost	9,511	8,674	694	785
Interest cost	19,018	19,531	1,265	1,501
Participant contributions	137	153	—	—
Actuarial losses (gains)	58,102	37,973	(191)	(2,281)
Benefits paid	(17,804)	(18,931)	(1,642)	(2,314)
Curtailments	—	(54)	—	—
Settlements	(2,542)	—	—	—
Termination benefits	387	—	—	—
Currency translation	2,728	(2,832)	—	—
Benefit obligations at December 31	463,806	394,269	30,551	30,425
Change in Plan Assets				
Fair value of plan assets at January 1	357,967	377,607	—	—
Actual return on plan assets	41,478	(4,428)	—	—
Employer contributions	4,448	4,259	1,642	2,314
Participant contributions	137	153	222	245
Settlements	(2,542)	—	—	—
Benefits paid	(15,198)	(16,308)	(1,864)	(2,559)
Reimbursement of German benefits	(2,606)	(2,622)	—	—
Currency translation	768	(694)	—	—
Fair value of plan assets at December 31	384,452	357,967	—	—
Funded Status				
Funded status at December 31	(79,354)	(36,302)	(30,551)	(30,425)
Unrecognized transition losses	24	24	—	—
Unrecognized prior service cost	712	808	(2,618)	(3,072)
Unrecognized net actuarial losses	198,169	158,425	11,492	12,212
Net amount recognized	119,551	122,955	(21,677)	(21,285)
Amounts Recognized in the Balance Sheet				
Noncurrent assets	42,818	58,075	—	—
Current liabilities	(5,021)	(4,722)	(1,882)	(2,096)
Noncurrent liabilities	(117,151)	(89,655)	(28,669)	(28,329)
Net amount recognized	(79,354)	(36,302)	(30,551)	(30,425)
Amounts Recognized in Accumulated Other Comprehensive Income				
Net actuarial losses	198,169	158,425	11,492	12,212
Prior service cost (credit)	712	808	(2,618)	(3,072)
Unrecognized net initial obligation	24	24	—	—
Total (before tax effects)	198,905	159,257	8,874	9,140
Accumulated Benefit Obligations for all Defined Benefit Plans	414,957	347,636	—	—

(In thousands)	Pension Benefits 2012	Pension Benefits 2011	Pension Benefits 2010	Other Benefits 2012	Other Benefits 2011	Other Benefits 2010
Components of Net Periodic Benefit (Credit) Cost						
Service cost	$ 9,511	$ 8,674	$ 7,702	$ 694	$ 785	$ 763
Interest cost	19,018	19,531	18,615	1,265	1,501	1,730
Expected return on plan assets	(32,328)	(34,125)	(34,565)	—	—	—
Amortization of transition amounts	2	4	4	—	—	—
Amortization of prior service cost	101	104	103	529	710	840
Recognized net actuarial losses (gains)	6,235	793	537	(454)	(455)	(555)
Curtailment loss	747	52	287	—	—	—
Termination benefits	387	—	926	—	—	—
Net periodic benefit cost (credit)	3,673	(4,967)	(6,391)	2,034	2,541	2,778

Amounts included in accumulated other comprehensive income expected to be recognized in 2013 net periodic benefit costs.

(In thousands)	Pension Benefits	Other Benefits
Loss recognition	$14,149	$ 676
Prior service cost (credit) recognition	102	(425)
Transition obligation recognition	3	—

	Pension Benefits 2012	Pension Benefits 2011	Other Benefits 2012	Other Benefits 2011
Assumptions used to determine benefit obligations				
Discount rate	4.0%	5.0%	3.8%	4.8%
Rate of compensation increase	3.8%	3.9%	—	—
Assumptions used to determine net periodic benefit cost				
Discount rate	5.0%	5.6%	4.8%	5.3%
Expected return on plan assets	8.2%	8.3%	—	—
Rate of compensation increases	3.9%	3.7%	—	—

Discount rates were determined using various corporate bond indexes as indicators of interest rate levels and movements and by matching our projected benefit obligation payment stream to current yields on high quality bonds.

The expected return on assets for the 2012 net periodic pension cost was determined by multiplying the expected returns of each asset class (based on historical returns) by the expected percentage of the total portfolio invested in that asset class. A total return was determined by summing the expected returns over all asset classes.

	Pension Plan Assets at December 31, 2012	Pension Plan Assets at December 31, 2011
Equity securities	64%	60%
Fixed income securities	25	29
Pooled investment funds	6	6
Insurance contracts	3	3
Cash and cash equivalents	2	2
Total	100%	100%

The overall objective of our pension investment strategy is to earn a rate of return over time to satisfy the benefit obligations of the pension plans and to maintain sufficient liquidity to pay benefits and meet other cash requirements of our pension funds. Investment policies for our primary U.S. pension plan are determined by the plan's Investment Committee and set forth in the plan's investment policy. Asset managers are granted discretion for determining sector mix, selecting securities and timing transactions, subject to the guidelines of the investment policy. An aggressive, flexible management of the portfolio is permitted and encouraged, with shifts of emphasis among equities, fixed income securities and cash equivalents at the discretion of each manager. No target asset allocations are set forth in the investment policy. For our non-U.S. pension plans, our investment objective is generally met through the use of pooled investment funds and insurance contracts.

The following table summarizes our pension plan assets measured at fair value on a recurring basis by fair value hierarchy level (See Note 17):

	December 31, 2012			
(In thousands)	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Fair Value**
Equity securities	$245,840	$ —	$ —	$245,840
Fixed income securities	43,600	52,762	—	96,362
Pooled investment funds	—	22,030	—	22,030
Insurance contracts	—	—	12,254	12,254
Cash and cash equivalents	7,966	—	—	7,966
Total	297,406	74,792	12,254	384,452

	December 31, 2011			
(In thousands)	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Fair Value**
Equity securities	$216,198	$ —	$ —	$216,198
Fixed income securities	34,636	68,087	—	102,723
Pooled investment funds	—	19,765	—	19,765
Insurance contracts	—	—	11,562	11,562
Cash and cash equivalents	7,719	—	—	7,719
Total	258,553	87,852	11,562	357,967

Equity securities consist primarily of publicly traded U.S. and non-U.S. common stocks. Equities are valued at closing prices reported on the listing stock exchange.

Fixed income securities consist primarily of U.S. government and agency bonds and U.S. corporate bonds. Fixed income securities are valued at closing prices reported in active markets or based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, and may include adjustments, for certain risks that may not be observable, such as credit and liquidity risks.

Pooled investment funds consist of mutual and collective investment funds that invest primarily in publicly traded non-U.S. equity and fixed income securities. Pooled investment funds are valued at net asset values calculated by the fund manager based on fair value of the underlying securities. The underlying securities are generally valued at closing prices reported in active markets, quoted prices of similar securities, or discounted cash flows approach that maximizes observable inputs such as current value measurement at the reporting date.

Insurance contracts are valued in accordance with the terms of the applicable collective pension contract.

Cash equivalents consist primarily of money market and similar temporary investment funds. Cash equivalents are valued at closing prices reported in active markets.

The preceding methods may produce fair value measurements that are not indicative of net realizable value or reflective of future fair values. Although we believe the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents a reconciliation of Level 3 assets:

(In thousands)	Insurance Contracts
Balance January 1, 2011	$10,725
Net realized and unrealized losses included in earnings	(325)
Net purchases, issuances and settlements	1,162
Balance December 31, 2011	11,562
Net realized and unrealized gains included in earnings	1,933
Net purchases, issuances and settlements	(1,241)
Balance December 31, 2012	12,254

We expect to make net contributions of $7.2 million to our pension plans in 2013.

For measurement purposes, 8.3% increase in the costs of covered health care benefits was assumed for the year 2012, decreasing by 0.5% for each successive year to 4.5% in 2019 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have increased or decreased the other postretirement benefit obligations and current year plan expense by approximately $1.8 million and $1.6 million, respectively.

Expense for defined contribution pension plans was $5.9 million in 2012, $5.7 million in 2011 and $5.2 million in 2010.

Estimated pension benefits to be paid under our defined benefit pension plans during the next five years are $20.2 million in 2013, $19.8 million in 2014, $20.5 million in 2015, $21.0 million in 2016, $22.2 million in 2017, and are expected to aggregate $127.8 million for the five years thereafter. Estimated other postretirement benefits to be paid during the next five years are $1.9 million in 2013, $1.9 million in 2014, $1.9 million in 2015, $2.0 million in 2016, $2.2 million in 2017, and are expected to aggregate $11.5 million for the five years thereafter.

Note 12—Other Income, Net

(In thousands)	2012	2011	2010
Interest income	$ 1,525	$1,861	$ 1,979
Gain on asset dispositions, net	8,396	3,328	5,135
Escrow settlement (See Note 16)	4,790	—	—
Intangible asset impairment loss (See Note 10)	(4,272)	—	—
Other, net	552	192	(1,077)
Total	10,991	5,381	6,037

Note 13—Leases

We lease office space, manufacturing and warehouse facilities, automobiles and other equipment under operating lease arrangements. Rent expense was $12.5 million in 2012, $12.2 million in 2011 and $12.8 million in 2010. Minimum rent commitments under noncancelable leases are $10.9 million in 2013, $8.3 million in 2014, $4.9 million in 2015, $3.1 million in 2016, $1.6 million in 2017 and $3.5 million thereafter.

Note 14—Short-Term Debt

Short-term borrowings with banks, which excludes the current portion of long-term debt, was $0.2 million and $0.2 million at December 31, 2012 and 2011, respectively. The average month-end balance of total short-term borrowings during 2012 was $0.9 million. The maximum month-end balance of $2.2 million occurred at January 31, 2012. The weighted average interest rates on short-term borrowings at December 31, 2012 and 2011 were 7% and 12%, respectively.

Note 15—Derivative Financial Instruments

As part of our currency exchange rate risk management strategy, we enter into certain derivative foreign currency forward contracts that do not meet the GAAP criteria for hedge accounting, but which have the impact of partially offsetting certain foreign currency exposures. We account for these forward contracts on a full mark-to-market basis and report the related gains or losses in currency exchange losses (gains) in the consolidated statement of income. At December 31, 2012, the notional amount of open forward contracts was $30.9 million and the unrealized gain on these contracts was $0.8 million. All open forward contracts will mature during the first quarter of 2013.

The following table presents the balance sheet location and fair value of assets and liabilities associated with derivative financial instruments.

(In thousands)	December 31, 2012	December 31, 2011
Derivatives not designated as hedging instruments		
Foreign exchange contracts:		
Prepaid expenses and other current assets	$801	$—
Other current liabilities	—	50

The following table presents the income statement location and impact of derivative financial instruments:

(In thousands)	Income Statement Location	(Gain) Loss Recognized in Income Year ended December 31, 2012	2011
Derivatives not designated as hedging instruments			
Foreign exchange contracts	Currency exchange losses, net	$(1,139)	$1,282

Note 16—Acquisitions

In October 2010, we acquired General Monitors, Inc. (GMI) and its affiliated companies, General Monitors Ireland Limited (GMIL) and General Monitors Transnational, LLC (GMT), collectively referred to as General Monitors, for $278.2 million. There was no contingent consideration. At the same time, we entered into an escrow agreement with the sellers, pursuant to which $38.0 million of the purchase price was placed into escrow. GMI, GMIL and GMT became our wholly-owned subsidiaries on the acquisition date.

The acquisition price was funded through borrowings on our unsecured senior revolving credit facility and the issuance of $100.0 million in 4.00% Series A Senior Notes. Borrowings made under the unsecured senior revolving credit facility bear interest at a variable annual rate. The Senior notes, which are unsecured, will mature in October 2021 and are payable in five annual installments of $20.0 million, commencing in October 2017. Interest is payable quarterly.

General Monitors is a leading innovator and developer of advanced fixed gas and flame detection systems that are used in a broad range of oil and gas exploration and refining applications and in diverse industrial plant settings. In addition to providing us with greater access to the global oil and gas market, we believe that the acquisition significantly enhances our long-term corporate strategy in fixed gas and flame detection by providing us with world-class research and development talent and an industry-leading product line.

The following table summarizes the fair values of the General Monitors assets acquired and liabilities assumed at the date of acquisition:

(In millions)	October 13, 2010
Current assets (including cash of $18.6 million)	$ 46.8
Property	14.0
Trade name	6.0
Acquired technology	11.0
Customer-related intangibles	27.0
Goodwill	179.9
Other noncurrent assets	3.5
Total assets acquired	288.2
Total liabilities assumed	10.0
Net assets acquired	278.2

We recorded the assets acquired and liabilities assumed in connection with the acquisition at their fair values. Fair values were determined by management with assistance from a third party valuation specialist. The assumptions used in determining fair values were developed by management. Identifiable intangible assets with finite lives are subject to amortization over their estimated useful lives. The identifiable intangible assets acquired in the General Monitors transaction are being amortized over an estimated weighted-average amortization period of 16 years. Estimated future amortization expense related to these identifiable intangible assets is approximately $3.3 million in each of the next five years. The step up to fair value of acquired inventory as part of the purchase price allocation totaled $4.8 million.

Goodwill is calculated as the excess of the purchase price over the fair value of net assets acquired and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets acquired were the acquisition of an assembled workforce, the expected synergies and other benefits that we believe will result from combining the operations of General Monitors with our operations and the going concern element of General Monitors existing business. Goodwill related to the General Monitors acquisition has been recorded in our reportable segments as follows: $136.7 million in North American segment and $43.2 million in the European segment. North American segment goodwill is tax deductible.

Our results for the year ended December 31, 2010 included transaction and integration costs of $6.5 million ($4.0 million after tax). These costs are reported in selling, general and administrative expenses.

The operating results of General Monitors have been included in our consolidated financial statements since the acquisition date. Our results for the year ended December 31, 2012 include General Monitors sales and net income of $99.5 million and $24.7 million, respectively. Our results for the year ended December 31, 2011 include General Monitors sales and net income of $86.2 million and $16.1 million, respectively. General Monitors net income for the year ended December 31, 2011 includes a one-time increase in cost of sales of $2.3 million ($1.5 million after tax) related to the fair value step-up of inventories acquired from General Monitors and sold during 2011. Our results for the year ended December 31, 2010 include General Monitors sales and net income of $16.3 million and $0.2 million, respectively. General Monitors net income for the year ended December 31, 2010 includes a one-time increase in cost of sales of $2.5 million ($1.5 million after tax) related to the fair value step-up of inventories acquired from General Monitors and sold during 2010.

No pro forma adjustments were required for the year ended December 31, 2012. The following unaudited pro forma financial information presents our combined results as if the acquisition had occurred at the beginning of 2010. The unaudited pro forma financial information was prepared to give effect to events that are directly attributable to the acquisition, factually supportable and expected to have a continuing impact on the combined company's results. There were no transactions between us and GMI, GMIL or GMT prior to the acquisition that were required to be eliminated. Transactions between GMI, GMIL and GMT during the periods presented have been eliminated in the unaudited pro forma financial information. Pro forma adjustments have been made to reflect the incremental impact on earnings of interest costs on the borrowings that we made to acquire the General Monitors companies, amortization expense related to acquired intangible assets and income tax expense, net of benefits, associated with these adjustments. Pro forma adjustments were also made to the 2010 information to remove the effects of one-time transaction and integration costs and the related tax benefit. The unaudited pro forma financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the acquisitions or the costs to integrate the operations or the costs necessary to achieve cost savings, operating synergies or revenue enhancements.

Pro forma financial information (Unaudited)

(In millions, except per share amounts)	Year Ended December 31	
	2011	2010
Net sales	$1,173	$1,032
Net income	71	50
Basic earnings per share	1.95	1.39
Diluted earnings per share	1.92	1.37

The unaudited pro forma financial information is presented for information purposes only and is not intended to represent or be indicative of the combined results of operations or financial position that we would have reported had the acquisitions been completed as of the date and for the periods presented, and should not be taken as representative of our consolidated results of operations or financial condition following the acquisitions. In addition, the unaudited pro forma financial information is not intended to project the future financial position or results of operations of the combined company.

The unaudited pro forma financial information was prepared using the acquisition method of accounting under existing GAAP.

In December 2012, we settled an escrow claim for indemnification with the sellers of General Monitors. Under the terms of the settlement, we received $4.8 million in December 2012. The settlement proceeds have been recognized in other income because the settlement occurred after the business combination measurement period ended. The escrow agreement has now expired and the remaining escrow account balance was released to the sellers.

Note 17—Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are:

Level 1—Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs for the asset or liability.

The valuation methodologies we used to measure financial assets and liabilities were limited to the pension plan assets described in Note 11 and the derivative financial instruments described in Note 15. See Note 11 for the fair value hierarchy classification of pension plan assets. We estimate the fair value of the derivative financial instruments, consisting of foreign currency forward contracts, based upon valuation models with inputs that generally can be verified by observable market conditions and do not involve significant management judgment. Accordingly, the fair values of the derivative financial instruments are classified within Level 2 of the fair value hierarchy.

Note 18—Fair Value of Financial Instruments

With the exception of fixed rate long-term debt, we believe that the reported carrying amounts of our financial assets and liabilities approximate their fair values. At December 31, 2012, the reported carrying amount of our fixed rate long-term debt (including the current portion) was $160.0 million and the fair value was $172.0 million. The fair value of our long-term debt was determined using cash flow valuation models to estimate the market value of similar transactions as of December 31, 2012.

Note 19—Contingencies

We categorize the product liability losses that we experience into two main categories, single incident and cumulative trauma. Single incident product liability claims are discrete incidents that are typically known to us when they occur and involve observable injuries and, therefore, more quantifiable damages. Therefore, we maintain a reserve for single incident product liability claims based on expected settlement costs for pending claims and an estimate of costs for unreported claims derived from experience, sales volumes and other relevant information. Our reserve for single incident product liability claims at December 31, 2012 and 2011 was $4.4 million and $4.7 million, respectively. Single incident product liability expense during the years ended December 31, 2012, 2011 and 2010 was $0.7 million, $1.5 million and $0.2 million, respectively. We evaluate our single incident product liability exposures on an ongoing basis and make adjustments to the reserve as new information becomes available.

Cumulative trauma product liability claims involve exposures to harmful substances (*e.g.*, silica, asbestos and coal dust) that occurred many years ago and may have developed over long periods of time into diseases such as silicosis, asbestosis or coal worker's pneumoconiosis. We are presently named as a defendant in 2,609 lawsuits in which plaintiffs allege to have contracted certain cumulative trauma diseases related to exposure to silica, asbestos, and/or coal dust. These lawsuits mainly involve respiratory protection products allegedly manufactured and sold by us. We are unable to estimate total damages sought in these lawsuits as they generally do not specify the injuries alleged or the amount of damages sought, and potentially involve multiple defendants.

Cumulative trauma product liability litigation is difficult to predict. In our experience, until late in a lawsuit, we cannot reasonably determine whether it is probable that any given cumulative trauma lawsuit will ultimately result in a liability. This uncertainty is caused by many factors, including the following: cumulative trauma complaints generally do not provide information sufficient to determine if a loss is probable; cumulative trauma litigation is inherently unpredictable and information is often insufficient to determine if a lawsuit will develop into an actively litigated case; and even when a case is actively litigated, it is often difficult to determine if the lawsuit will be dismissed or otherwise resolved until late in the lawsuit. Moreover, even once it is probable that such a lawsuit will result in a loss, it is difficult to reasonably estimate the amount of actual loss that will be incurred. These amounts are highly variable and turn on a case-by-case analysis of the relevant facts, which are often not learned until late in the lawsuit.

Because of these factors, we cannot reliably determine our potential liability for such claims until late in the lawsuit. We, therefore, do not record cumulative trauma product liability losses when a lawsuit is filed, but rather, when we learn sufficient information to determine that it is probable that we will incur a loss and the amount of loss can be reasonably estimated. We record expenses for defense costs associated with open cumulative trauma product liability lawsuits as incurred.

We cannot estimate any amount or range of possible losses related to resolving pending and future cumulative trauma product liability claims that we may face because of the factors described above. As new information about cumulative trauma product liability cases and future developments becomes available, we reassess our potential exposures.

A summary of cumulative trauma product liability claims activity follows:

	2012	2011	2010
Open claims, January 1	2,321	1,900	2,480
New claims	750	479	260
Settled and dismissed claims	(462)	(58)	(840)
Open claims, December 31	2,609	2,321	1,900

With some common contract exclusions, we maintain insurance for cumulative trauma product liability claims. We have purchased insurance policies from over 20 different insurance carriers that provide coverage for cumulative trauma product liability losses and related defense costs. In the normal course of business, we make payments to settle product liability claims and for related defense costs. We record receivables for the amounts that are covered by insurance. The available limits of these policies are many times our recorded insurance receivable balance.

Various factors could affect the timing and amount of recovery of our insurance receivables, including the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage and the extent to which insurers may become insolvent in the future.

Our insurance receivables at December 31, 2012 and 2011 totaled $130.0 million and $112.1 million, respectively, all of which is reported in other non-current assets.

A summary of insurance receivable balances and activity related to cumulative trauma product liability losses follows:

(In millions)	2012	2011	2010
Balance January 1	$112.1	$ 89.0	$ 91.7
Additions	29.7	35.6	30.9
Collections and settlements	(11.8)	(12.5)	(33.6)
Balance December 31	130.0	112.1	89.0

Additions to insurance receivables in the above table represent insured cumulative trauma product liability losses and related defense costs. Uninsured cumulative trauma product liability losses during the years ended December 31, 2012, 2011, and 2010 were $2.1 million, $1.1 million and $0.2 million, respectively.

Our aggregate cumulative trauma product liability losses and administrative and defense costs for the three years ended December 31, 2012, totaled approximately $99.7 million, substantially all of which was insured.

We believe that the increase in the insurance receivable balance that we have experienced since 2005 is primarily due to disagreements among our insurance carriers, and consequently with us, as to when their individual obligations to pay us are triggered and the amount of each insurer's obligation, as compared to other insurers. We believe that our insurers do not contest that they have issued policies to us or that these policies cover cumulative trauma product liability claims. We believe that our ability to successfully resolve our insurance litigation with various insurance carriers in recent years demonstrates that we have strong legal positions concerning our rights to coverage.

We regularly evaluate the collectability of the insurance receivables and record the amounts that we conclude are probable of collection. Our conclusions are based on our analysis of the terms of the underlying insurance policies, our experience in successfully recovering cumulative trauma product liability claims from our insurers under other policies, the financial ability of our insurance carriers to pay the claims, our understanding and interpretation of the relevant facts and applicable law and the advice of legal counsel, who believe that our insurers are required to provide coverage based on the terms of the policies.

Although the outcome of cumulative trauma product liability matters cannot be predicted with certainty and unfavorable resolutions could materially affect our results of operations on a quarter-to-quarter basis, based on information currently available and the amounts of insurance coverage available to us, we believe that the disposition of cumulative trauma product liability lawsuits that are pending against us will not have a materially adverse effect on our future results of operations, financial condition, or liquidity.

We are currently involved in insurance coverage litigations with various of our insurance carriers.

In 2009, we sued The North River Insurance Company (North River) in the United States District Court for the Western District of Pennsylvania, alleging that North River breached one of its insurance policies by failing to pay amounts owed to us and that it engaged in bad-faith claims handling. We believe that North River's refusal to indemnify us under the policy for product liability losses and legal fees paid by us is wholly contrary to Pennsylvania law and we are vigorously pursuing the legal actions necessary to collect all due amounts. Discovery is concluding and motions for summary judgment on certain issues will be submitted to the court in the first quarter of 2013. A trial date has not yet been scheduled.

In 2010, North River sued us in the Court of Common Pleas of Allegheny County, Pennsylvania seeking a declaratory judgment concerning their responsibilities under three additional policies shared with Allstate Insurance Company (as successor in interest to policies issued by the Northbrook Excess and Surplus Insurance Company). We asserted claims against North River and Allstate for breaches of contract for failures to pay amounts owed to us. We also alleged that North River engaged in bad-faith claims handling. We believe that North River's and Allstate's refusals to indemnify us under these policies for product liability losses and legal fees paid by us is wholly contrary to Pennsylvania law and we are vigorously pursuing the legal actions necessary to collect all due amounts. Discovery is concluding and motions for summary judgment on certain issues will be submitted to the court in the first quarter of 2013. A trial date has not yet been scheduled.

In July 2010, we filed a lawsuit in the Superior Court of the State of Delaware seeking declaratory and other relief from the majority of our excess insurance carriers concerning the future rights and obligations of MSA and our excess insurance carriers under various insurance policies. The reason for this insurance coverage action is to secure a comprehensive resolution of our rights under the insurance policies issued by our insurers. The case is currently in discovery. We have resolved our claims against certain of our insurance carriers on some of their policies through negotiated settlements. When settlement is reached, we dismiss the settling carrier from this action in Delaware.

Note 20—Assets Held for Sale

Certain assets related to detector tube manufacturing are classified as held for sale at December 31, 2012. These assets are reported in the following balance sheet lines:

(In millions)	December 31, 2012
Inventory	$2.0
Property, net of depreciation	0.3
Total assets	2.3

The potential impact of the sale of detector tube assets is not expected to be material to net income or earnings per share.

Our $3.5 million equity investment in a joint venture company is classified as held for sale at December 31, 2012 and reported in other current assets. The potential impact of the sale of this investment is not expected to be material to net income or earnings per share.

Note 21—Recently Adopted and Recently Issued Accounting Standards

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU updated measurement guidance to improve the comparability of fair value measurements between U.S.GAAP and International Financial Reporting Standards and enhanced disclosure requirements. The most significant change in disclosures is an expansion of information related to fair value measurements categorized within Level 3 of the fair value hierarchy. The adoption of this ASU on January 1, 2012 did not have a material effect on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income—Presentation of Comprehensive Income. This ASU requires net income and comprehensive income to be presented in either a single continuous statement or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU 2011-12, which indefinitely deferred the ASU 2011-05 requirement related to the presentation of reclassification adjustments from accumulated other comprehensive income. The adoption of ASU 2011-05 on January 1, 2012 did not have a material effect on our results of operations or financial position, but did change the format of the presentation of comprehensive income.

In September 2011, the FASB issued ASU 2011-08, Intangibles-Goodwill and Other-Testing Goodwill for Impairment. This ASU reduces the complexity of performing an annual goodwill impairment test by permitting companies to perform an assessment of qualitative factors to determine whether additional goodwill impairment testing is necessary. The adoption of this ASU, on January 1, 2012 did not have a material effect on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income-Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires additional information about the amounts reclassified out of accumulated other comprehensive income by component. The ASU will be effective beginning in 2013. The adoption of this ASU will not have a material effect on our consolidated financial statements, but will change disclosures related to comprehensive income.

Note 22—Quarterly Financial Information (Unaudited)

(In thousands, except earnings per share)	2012				
	Quarters				
	1st	2nd	3rd	4th	Year
Net sales	$293,485	$294,738	$286,567	$294,114	$1,168,904
Gross profit	126,991	123,126	122,254	130,361	502,732
Net income attributable to Mine Safety Appliances Company	23,922	27,995	19,233	19,487	90,637
Earnings per share attributable to Mine Safety Appliances Company shareholders:					
Basic	.65	.76	.52	.53	2.45
Diluted	.64	.75	.51	.52	2.42

(In thousands, except earnings per share)	2011				
	Quarters				
	1st	2nd	3rd	4th	Year
Net sales	$276,499	$294,733	$298,241	$303,754	$1,173,227
Gross profit	110,397	119,009	120,888	119,942	470,236
Net income attributable to Mine Safety Appliances Company	13,309	19,592	19,972	16,979	69,852
Earnings per share attributable to Mine Safety Appliances Company shareholders:					
Basic	.36	.53	.54	.46	1.91
Diluted	.36	.53	.54	.46	1.87

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) *Evaluation of disclosure controls and procedures.* Based on their evaluation as of the end of the period covered by this Form 10-K, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including the principal executive officer and principle financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) *Changes in internal control.* There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

See Item 8. Financial Statements and Supplementary Data—"Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm."

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 13. Certain Relationships and Related Transactions, and Director Independence

Item 14. Principal Accountant Fees and Services

With respect to this Part III, incorporated by reference herein pursuant to Rule 12b—23 are (1) "Election of Directors," (2) "Executive Compensation," (3) "Other Information Concerning the Board of Directors," (4) "Stock Ownership," and (5) "Selection of Independent Registered Public Accounting Firm," appearing in the Proxy Statement filed pursuant to Regulation 14A in connection with the registrant's Annual Meeting of Shareholders to be held on May 7, 2013. The information appearing in such Proxy Statement under the caption "Audit Committee Report" and the other information appearing in such Proxy Statement and not specifically incorporated by reference herein is not incorporated herein. As to Item 10 above, also see the information reported in Part I of this Form 10-K, under the caption "Executive Officers of the Registrant," which is incorporated herein by reference. As to Item 10 above, the Company has adopted a Code of Ethics applicable to its principal executive officer, principal financial officer and principal accounting officer and other Company officials. The text of the Code of Ethics is available on the Company's website at *www.MSAsafety.com.* Any amendment to, or waiver of, a required provision of the Code of Ethics that applies to the Company's principal executive, financial or accounting officer will also be posted on the Company's Internet site at that address.

As to Item 12 above, the following table sets forth information as of December 31, 2012 concerning common stock issuable under the Company's equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,784,660	$33.05	2,260,876
Equity compensation plans not approved by security holders	None	—	None
Total	1,784,660	33.05	2,260,876

* *Includes 2,052,924 shares available for issuance under the 2008 Management Equity Incentive Plan and 207,952 shares available for issuance under the 2008 Non-Employee Directors' Equity Incentive Plan.*

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements and Report of Independent Registered Public Accounting Firm (see Part II, Item 8 of this Form 10-K).

The following information is filed as part of this Form 10-K.

(a) 2. The following additional financial information for the three years ended December 31, 2012 is filed with the report and should be read in conjunction with the above financial statements:

Schedule II—Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable, not material or the required information is shown in the consolidated financial statements and consolidated notes to the financial statements listed above.

(a) 3. Exhibits

3(i)	Restated Articles of Incorporation as amended and restated May 23, 1986 and as further amended through May 2007, filed as Exhibit 3.1 to Form 8-K on May 15, 2007, is incorporated herein by reference.
3(ii)	By-laws of the registrant, as amended to February 17, 2012, filed as Exhibit 3.1 to Form 8-K on February 24, 2012, is incorporated herein by reference.
10(a)*	2008 Management Equity Incentive Plan, as amended and restated through February 25, 2011, filed as Exhibit 10.1 to Form 10-Q on July 28, 2011, is incorporated herein by reference.
10(b)*	Retirement Plan for Directors, as amended effective April 1, 2001, filed as Exhibit 10(a) to Form 10-Q on May 10, 2006, is incorporated herein by reference.
10(c)*	Supplemental Pension Plan as amended and restated effective January 1, 2005, filed as Exhibit 10.3 to Form 10-Q on April 30, 2009, is incorporated herein by reference.
10(d)*	2008 Non-Employee Directors' Equity Incentive Plan, filed as Exhibit 10.2 to Form 10-Q on July 28, 2008, is incorporated herein by reference.
10(e)*	Executive Insurance Program as Amended and Restated as of January 1, 2006, filed as Exhibit 10(a) to Form 10-Q on August 7, 2007, is incorporated herein by reference.
10(f)*	Annual Incentive Bonus Plan as of May 5, 1998, filed as Exhibit 10(g) to Form 10-Q on August 12, 2003, is incorporated herein by reference.
10(g)*	Supplemental Executive Retirement Plan, effective January 1, 2008, filed as Exhibit 10.2 to Form 10-Q on April 30, 2009, is incorporated herein by reference.

10(h)* Form of Change-in-Control Severance Agreement between the registrant and its executive officers, filed as Exhibit 10.1 to Form 10-Q on April 30, 2009, is incorporated herein by reference.

10(i) Trust Agreement, effective June 1, 1996, as amended through May 15, 2010, between the registrant and PNC Bank, N.A. re the Mine Safety Appliances Company Stock Compensation Trust filed as Exhibit 10.1 to Form 10-Q on July 28, 2010, is incorporated herein by reference.

10(j)* 2005 Supplemental Savings Plan, effective January 1, 2005, filed as Exhibit 10.4 to Form 10-Q on April 30, 2009, is incorporated herein by reference.

10(k)* CEO Annual Incentive Award Plan filed as Appendix A to the registrant's definitive proxy statement dated March 29, 2005, is incorporated herein by reference.

10(l) Asset Purchase Agreement, dated as of September 7, 2010, by and among (i) General Monitors, Inc.; (ii) Robert DePalma, Darin Brame, George Purvis, Joseph A. Sperske, as trustee for the 1995 Edwards QSST Trust I, Joseph A. Sperske, as trustee for the 1995 Edwards QSST Trust II, Joseph A. Sperske, as trustee for the 1995 Edwards QSST Trust III, Joseph A. Sperske, as trustee for the Joseph A. Sperske Revocable Trust, and Phillip A. Robbibaro and Michelle Robbibaro, as trustees for the Robbibaro Family Trust; (iii) Joseph A. Sperske, as agent for the seller parties; (iv) Mine Safety Appliances Company; and (v) Fifty Acquisition Corp., filed as Exhibit 10.1 to Form 8-K on September 13, 2010, is incorporated herein by reference.

10(m) Equity Purchase Agreement, dated as of September 7, 2010, by and among (i) Cecil Lenihan; David Woods; Denis Connolly; Joseph A. Sperske, as Trustee of the Shelley Trust; Joseph A. Sperske, as Trustee of the Stasia Trust; Joseph A. Sperske, as Trustee of the Shannon Trust; Darin Brame; George Purvis; Joseph A. Sperske, as Trustee of the Joseph A. Sperske Revocable Trust; and Phillip A. Robbibaro and Michelle Robbibaro, as Trustees of the Robbibaro Family Trust; (ii) Joseph A. Sperske, as agent for the sellers; and (iii) Mine Safety Appliances Company, filed as Exhibit 10.2 to Form 8-K on September 13, 2010, is incorporated herein by reference.

10(n) Share Purchase Agreement, dated as of September 7, 2010, by and among (i) Raybeam Limited, Joseph A. Sperske, as Trustee of the 1995 Edwards QSST Trust I, Joseph A. Sperske, as trustee for the 1995 Edwards QSST Trust II, Joseph A. Sperske, as trustee for the 1995 Edwards QSST Trust III, Denis Connolly and Cecil Lenihan; (ii) Joseph A. Sperske, as agent for the sellers; (iii) Mine Safety Appliances Company; and (iv) Mine Safety Fifty Ireland Limited, filed as Exhibit 10.3 to Form 8-K on September 13, 2010, is incorporated herein by reference.

10(o) Amendment No. 1 dated October 13, 2010 to Asset Purchase Agreement, dated as of September 7, 2010, by and among (i) General Monitors, Inc.; (ii) Robert DePalma, Darin Brame, George Purvis, Joseph A. Sperske, as trustee for the 1995 Edwards QSST Trust I, Joseph A. Sperske, as trustee for the 1995 Edwards QSST Trust II, Joseph A. Sperske, as trustee for the 1995 Edwards QSST Trust III, Joseph A. Sperske, as trustee for the Joseph A. Sperske Revocable Trust, and Phillip A. Robbibaro and Michelle Robbibaro, as trustees for the Robbibaro Family Trust; (iii) Joseph A. Sperske, as agent for the seller parties; (iv) Mine Safety Appliances Company; and (v) Fifty Acquisition Corp., filed as Exhibit 10.1 to Form 8-K on October 19, 2010, is incorporated herein by reference.

10(p) Amendment No. 1 dated October 13, 2010 to Equity Purchase Agreement, dated as of September 7, 2010, by and among (i) Cecil Lenihan; David Woods; Denis Connolly; Joseph A. Sperske, as Trustee of the Shelley Trust; Joseph A. Sperske, as Trustee of the Stasia Trust; Joseph A. Sperske, as Trustee of the Shannon Trust; Darin Brame; George Purvis; Joseph A. Sperske, as Trustee of the Joseph A. Sperske Revocable Trust; and Phillip A. Robbibaro and Michelle Robbibaro, as Trustees of the Robbibaro Family Trust; (ii) Joseph A. Sperske, as agent for the sellers; and (iii) Mine Safety Appliances Company, filed as Exhibit 10.2 to Form 8-K on October 19, 2010, is incorporated herein by reference.

10(q) Credit Agreement dated October 13, 2010 by and among Mine Safety Appliances Company, each of the guarantors party thereto, each of the lenders party thereto, PNC Bank, National Association, as administrative agent for the lenders, and J.P. Morgan Chase Bank, N.A., as syndication agent for the Lenders, filed as Exhibit 10.1 to Form 8-K on October 19, 2010, is incorporated herein by reference.

10(r)	Guaranty and Suretyship Agreement dated October 13, 2010 from General Monitors Transnational, LLC in favor of PNC Bank, National Association, and the other lenders party to the Credit Agreement, filed as Exhibit 10.2 to Form 8-K on October 19, 2010, is incorporated herein by reference.
10(s)	Guaranty and Suretyship Agreement dated October 13, 2010 from Fifty Acquisition Corp. in favor of PNC Bank, National Association, and the other lenders party to the Credit Agreement, filed as Exhibit 10.3 to Form 8-K on October 19, 2010, is incorporated herein by reference.
10(t)	Note Purchase Agreement and Private Shelf Agreement dated October 13, 2010 by and among Mine Safety Appliances Company, Prudential Investment Management, Inc. and the Series A Purchasers thereto, filed as Exhibit 10.4 to Form 8-K on October 19, 2010, is incorporated herein by reference.
10(u)	Guaranty Agreement dated as of October 13, 2010 made by General Monitors Transnational, LLC in favor of the Note Purchasers, filed as Exhibit 10.5 to Form 8-K on October 19, 2010, is incorporated herein by reference.
10(v)	Guaranty Agreement dated as of October 13, 2010 made by Fifty Acquisition Corp. in favor of the Note Purchasers, filed as Exhibit 10.6 to Form 8-K on October 19, 2010, is incorporated herein by reference.
10(w)	First Amendment to Credit Agreement dated November 16, 2011 by and among Mine Safety Appliances Company, each of the guarantors party thereto, each of the lenders party thereto, PNC Bank, National Association, as administrative agent for the lenders, and J. P. Morgan Chase Bank N.A., as syndication agent for the Lenders, filed as Exhibit 10.1 to Form 8-K on November 21, 2011, is incorporated herein by reference.
10(x)	Guaranty and Suretyship Agreement effective November 18, 2011 from MSA International, Inc. in favor of PNC Bank, National Association, and other lenders party to the Credit Agreement, filed as Exhibit 10.2 to Form 8-K on November 21, 2011, is incorporated herein by reference.
21	Affiliates of the registrant is filed herewith.
23	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm is filed herewith.
31.1	Certification of W. M. Lambert pursuant to Rule 13a-14(a) is filed herewith.
31.2	Certification of D. L. Zeitler pursuant to Rule 13a-14(a) is filed herewith.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C.(S)1350 is filed herewith.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* *The exhibits marked by an asterisk are management contracts or compensatory plans or arrangements.*

The registrant agrees to furnish to the Commission upon request copies of all instruments with respect to long-term debt referred to in Note 9 of the Notes to Consolidated Financial Statements filed as part of Item 8 of this annual report which have not been previously filed or are not filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINE SAFETY APPLIANCES COMPANY

February 20, 2013	By	/s/ WILLIAM M. LAMBERT
(Date)		**William M. Lambert** **President and** **Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN T. RYAN III **John T. Ryan III**	Director, Chairman of the Board	February 20, 2013
/s/ WILLIAM M. LAMBERT **William M. Lambert**	Director; President and Chief Executive Officer	February 20, 2013
/s/ DENNIS L. ZEITLER **Dennis L. Zeitler**	Senior Vice President—Finance; Principal Financial and Accounting Officer	February 20, 2013
/s/ ROBERT A. BRUGGEWORTH **Robert A. Bruggeworth**	Director	February 20, 2013
James A. Cederna	Director	February 20, 2013
/s/ ALVARO GARCIA-TUNON **Alvaro Garcia-Tunon**	Director	February 20, 2013
/s/ THOMAS B. HOTOPP **Thomas B. Hotopp**	Director	February 20, 2013
/s/ DIANE M. PEARSE **Diane M. Pearse**	Director	February 20, 2013
/s/ L. EDWARD SHAW, JR. **L. Edward Shaw, Jr.**	Director	February 20, 2013
/s/ JOHN C. UNKOVIC **John C. Unkovic**	Director	February 20, 2013
/s/ THOMAS H. WITMER **Thomas H. Witmer**	Director	February 20, 2013

SCHEDULE II

MINE SAFETY APPLIANCES COMPANY AND AFFILIATES
VALUATION AND QUALIFYING ACCOUNTS
THREE YEARS ENDED DECEMBER 31, 2012

	2012	2011	2010
		(In thousands)	
Allowance for doubtful accounts:			
Balance at beginning of year	$7,043	$9,391	$6,866
Additions—			
Charged to costs and expenses	1,289	1,148	3,294
Deductions—			
Deductions from reserves, net (1)(2)	930	3,496	769
Balance at end of year	7,402	7,043	9,391
Income tax valuation allowance:			
Balance at beginning of year	$2,777	$4,323	$3,174
Additions—			
Charged to costs and expenses (3)	1,184	—	1,149
Deductions—			
Deductions from reserves (3)	—	1,546	—
Balance at end of year	3,961	2,777	4,323

(1) Bad debts written off, net of recoveries.

(2) Activity for 2012, 2011 and 2010 includes currency translation gains (losses) of $428, $(387) and $323, respectively.

(3) Activity for 2012, 2011 and 2010 includes currency translation gains (losses) of $97, $(123) and $87, respectively.

EXHIBIT 21

MINE SAFETY APPLIANCES COMPANY

SUBSIDIARIES OF THE REGISTRANT

DECEMBER 31, 2012

Name	State or Other Jurisdiction of Incorporation
General Monitors, Inc.	California
General Monitors Transnational, LLC.	Nevada
Compañia MSA de Argentina S.A.	Argentina
MSA (Aust.) Pty. Limited	Australia
MSA-Auer Sicherheitstechnik Vertriebs GmbH	Austria
MSA Belgium NV	Belgium
MSA do Brasil Ltda.	Brazil
MSA Canada	Canada
MSA de Chile Ltda.	Chile
MSA (China) Safety Equipment Co., Ltd.	China
MSA (Suzhou) Safety Equipment Research and Development Co., Ltd.	China
MSA International, Inc.	Delaware
Microsensor Systems, Inc.	Kentucky
MSA Gallet	France
MSA Auer	Germany
MSA Europe	Germany
MSA-Auer Hungaria Safety Technology	Hungary
General Monitors Ireland Limited	Ireland
MSA Italiana S.p.A.	Italy
MSA Japan Ltd.	Japan
MSA Safety Malaysia Snd Bhd	Malaysia
MSA de Mexico, S.A. de C.V.	Mexico
MSA Nederland, B.V.	Netherlands
MSA del Peru S.A.C.	Peru
MSA-Auer Polska Sp. z o.o.	Poland
MSA (Britain) Limited	Scotland
MSA S.E. Asia Pte. Ltd.	Singapore
Samsac Holding (Pty.) Limited	South Africa
MSA Española S.A.	Spain
MSA Nordic	Sweden
Sordin AB	Sweden

The above-mentioned subsidiary companies are included in the consolidated financial statements of the registrant filed as part of this annual report. The names of certain other subsidiaries, which considered in the aggregate as a single affiliate would not constitute a significant subsidiary, have been omitted.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-43696, 333-51983, 333-121196, 333-157681, 333-157682, 333-157683 and 333-174601) of Mine Safety Appliances Company of our report dated February 19, 2013 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
February 19, 2013

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a)

I, William M. Lambert, certify that:

1. I have reviewed this annual report on Form 10-K of Mine Safety Appliances Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 20, 2013

/s/ WILLIAM M. LAMBERT

William M. Lambert
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a)

I, Dennis L. Zeitler, certify that:

1. I have reviewed this annual report on Form 10-K of Mine Safety Appliances Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 20, 2013

/s/ DENNIS L. ZEITLER

Dennis L. Zeitler
Chief Financial Officer

EXHIBIT 32

CERTIFICATION

Pursuant to 18 U.S.C. (S) 1350, the undersigned officers of Mine Safety Appliances Company (the "Company"), hereby certify, to the best of their knowledge, that the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13 (a) or 15 (d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 20, 2013

/s/ WILLIAM M. LAMBERT

William M. Lambert
Chief Executive Officer

/s/ DENNIS L. ZEITLER

Dennis L. Zeitler
Chief Financial Officer

Principal Operations

North America

Corporate Headquarters – Cranberry Township, Pa.

U.S. Manufacturing – Cranberry Township, Pa.; Jacksonville, N.C.; Murrysville, Pa.

Research – John T. Ryan Memorial Laboratory, Cranberry Township, Pa.

MSA Canada Inc., Toronto; Edmonton

MSA de Mexico, S.A. de C.V., Querétaro

Safety Works, LLC, Wexford, Pa.

Europe

Mine Safety Romania S.R.L., Bucharest, Romania

Mine Safety Sp. z o.o., Raszyn, Poland

MSA Auer GmbH, Berlin, Germany

MSA Auer Schweiz GmbH, Oberglatt, Switzerland

MSA Auer Vertriebs GmbH, Absdorf, Austria

MSA Belgium, N.V., Lier

MSA (Britain) Limited, Glasgow

MSA Safety Czech, s.r.o., Ostrava

MSA Española S.A.U., Barcelona

MSA Gallet, Chatillon sur Chalaronne, France; Mohammedia, Morocco

MSA Italiana S.p.A., Milan

MSA Nederland B.V., Hoorn

MSA Nordic AB, Malmo, Sweden

MSA Safety, LLC, Moscow, Russia

MSA Safety Hungary Ltd., Budapest

MSA Sordin AB, Varnamo, Sweden

International

Compañia MSA de Argentina S.A., Buenos Aires

MSA (Aust.) Pty. Ltd., Sydney

MSA (Australia), Auckland, New Zealand (Branch Office)

MSA do Brasil Ltda., São Paulo

MSA de Chile Ltda., Santiago

MSA de Colombia S.A.S., Bogota

MSA (China) Safety Equipment Co., Ltd., Suzhou

MSA Egypt LLC, Cairo

MSA Hong Kong Ltd., Hong Kong

MSA (India) Limited, Calcutta

MSA Japan Ltd., Tokyo

MSA Safety Malaysia Sdn. Bhd., Kuala Lumpur

MSA Middle East, Abu Dhabi, U.A.E. (Office)

MSA Middle East FZE, Dubai, U.A.E.

MSA del Peru S.A.C., Lima

MSA S.E. Asia Pte. Ltd., Singapore

MSA Select Ltd., Kitwe, Zambia

MSA (Suzhou) Safety Equipment Research and Development Co., Ltd., Suzhou, China

MSA (Thailand) Limited, Bangkok

PT MSA Indonesia Ltd., Jakarta

Samsac Africa (Proprietary) Ltd., Johannesburg

Select Personal Protective Equipment (PTY) Ltd., Johannesburg

General Monitors

Electrasem, LLC, Corona, Calif.

Gassonic A/S, Ballerup, Denmark

General Monitors Inc., Lake Forest, Calif.

General Monitors Ireland Ltd., Galway, Ireland

General Monitors Systems, LLC, Lake Forest, Calif.

General Monitors Systems Asia, Pte., Ltd., Singapore

Directors and Corporate Officers

Board of Directors

John T. Ryan III *(3) (4) (5)*
Chairman of the Board; Retired (2008); formerly Chief Executive Officer of the Company

Robert A. Bruggeworth *(1) (2)*
President and Chief Executive Officer, RF Micro Devices, Inc. (high-performance RF components and compound semiconductors manufacturer); Director, RF Micro Devices, Inc.

James A. Cederna *(1) (4) (5)*
Owner and President, Cederna International, Inc. (executive coaching)

Alvaro Garcia-Tunon *(1) (4)*
Executive Vice President and Chief Financial Officer, Wabtec Corporation (supplier of technology-based products and services for rail, transit and other global industries); Director and Chairman of the Audit Committee of Matthews International Corp.

Thomas B. Hotopp *(2) (5)*
Retired (2003); formerly President of the Company

William M. Lambert *(3)*
President and Chief Executive Officer of the Company

Diane M. Pearse *(1) (4)*
Senior Vice President, Operations and Merchandising, Redbox Automated Retail, LLC (a fully automated DVD rental company)

L. Edward Shaw, Jr. *(4)*
Retired (2010); formerly Senior Managing Director, Breeden Capital Management LLC (investment management and multi-disciplinary professional services firm); Director and Chairman of the Compensation Committee of HealthSouth Corporation

John C. Unkovic *(2) (4)*
Partner and General Counsel, Reed Smith LLP (full service law firm)

Thomas H. Witmer *(1) (2) (3) (5)*
Retired (1998); formerly President and Chief Executive Officer, Medrad, Inc. (manufacturer of medical devices)

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Executive Committee
(4) Member of the Finance Committee
(5) Member of the Nominating and Corporate Governance Committee

Officers

William M. Lambert
President and Chief Executive Officer

Dennis L. Zeitler
Senior Vice President; Chief Financial Officer and Treasurer

Stacy P. McMahan
Senior Vice President, Finance

Joseph A. Bigler
Vice President; President, MSA North America

Steven C. Blanco
Vice President, Global Operational Excellence

Kerry M. Bove
Vice President; President, MSA Asia, Australia, Africa, and Latin America

Ronald N. Herring, Jr.
Vice President; President, MSA Europe, Russia, Middle East, and India

Douglas K. McClaine
Vice President; Secretary and General Counsel

Dr. Thomas Muschter
Vice President, Global Product Leadership

Paul R. Uhler
Vice President, Global Human Resources

Nishan J. Vartanian
Vice President, Fixed Gas and Flame Detection

Markus H. Weber
Vice President; Chief Information Officer

ORGANIZATION

Continuing to add leadership expertise to its executive management team, as well as its Board of Directors, MSA made a number of key organizational changes in 2012.


Steven C. Blanco


Stacy P. McMahan


Nishan J. Vartanian


Alvaro Garcia-Tunon

Steven C. Blanco was elected Vice President of Global Operational Excellence, responsible for implementing leading-edge manufacturing processes and systems that advance the effectiveness and efficiency of MSA's global manufacturing operations. With nearly 25 years of operations experience, Mr. Blanco joined MSA from Eaton Corporation, where he worked for the past five years and most recently served as Vice President of Manufacturing for the company's $7.2 billion Electrical Sector. Prior to this, he spent nearly 20 years with Ford Motor Company and Visteon, serving in a variety of engineering, plant management and operations roles. In this capacity, Mr. Blanco succeeds Kerry M. Bove, who now serves as President of MSA Asia, Australia, Africa, and Latin America.

As part of a planned management succession for the company's Chief Financial Officer, Stacy P. McMahan joined MSA in 2012 as Senior Vice President of Finance. In this newly created role, Ms. McMahan is responsible for leading the company's Internal Audit, Treasury and Global Decision Support functions. Ms. McMahan comes to MSA with more than 23 years of finance leadership experience, most recently serving as Vice President of Finance, Customer Channels Group, for Thermo Fisher Scientific, Inc. Prior to this she spent six years with Johnson & Johnson as Vice President of Finance, and 16 years with Eli Lilly, where she served in a treasury oriented position in Brussels, Belgium; as Finance Manager in Basingstoke Hampshire, UK; and in a CFO role in Sydney, Australia.

In order to continue strengthening MSA's core Fixed Gas and Flame Detection (FGFD) business around the world, Nishan J. Vartanian was elected Vice President of Fixed Gas and Flame Detection, responsible for developing and implementing the strategic blueprint for MSA's FGFD business. A 27-year veteran of MSA, Mr. Vartanian served as the integration leader for MSA's 2010 acquisition of California-based General Monitors. Following the integration, Mr. Vartanian was named Chief Operating Officer of General Monitors in 2011.

In anticipation of future retirements among the Company's Board of Directors, in 2012 MSA elected Alvaro Garcia-Tunon to its Board of Directors. Mr. Garcia-Tunon is the Executive Vice President and Chief Financial Officer for Wabtec Corporation (NYSE: WAB), a leading supplier of technology-based products and services for rail, transit and other global industries. In addition to his executive role at Wabtec, Mr. Garcia-Tunon currently serves on the board of Matthews International Corp. (NASDAQ GSM: MATW), where he chairs the Audit Committee. Mr. Garcia-Tunon also has served as Vice President of Acquisitions for AMF Bowling Centers, Inc. and held various leadership roles with PricewaterhouseCoopers and Arthur Andersen and Co.

Section 302 Certifications and NYSE CEO Certification

In June 2012, the Company's Chief Executive Officer submitted to the New York Stock Exchange the annual certification as to compliance with the Exchange's Corporate Governance Listing Standards required by Section 303A.12(a) of the Exchange's Listed Company Manual. The certification was unqualified.

The Company's reports filed with the Securities and Exchange Commission during the past year, including the Annual Report on Form 10-K for the year ended December 31, 2012, have contained the certifications of the Company's Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosure required by Section 302 of the Sarbanes-Oxley Act.

Shareholders' Inquiries

Additional copies of the company's 2012 Annual Report, including Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by shareholders after April 2, 2013. Printed and electronic versions are available. Requests should be directed to the Chief Financial Officer, who can be reached at one of the following:

Phone: 724-741-8221
Fax: 866-538-7488
Internet: www.MSAsafety.com
U.S. Mail: MSA
Chief Financial Officer
1000 Cranberry Woods Drive
Cranberry Township, PA 16066





1000 Cranberry Woods Drive
Cranberry Township, PA 16066

724-776-8600

www.MSAsafety.com